September 23, 2011
U.S. Securities and Exchange Commission
Washington, D.C. 20549-4631

Attention:	Rufus Decker, Accounting Branch Chief Jessica Kane, Staff Attorney Nudrat Salik, Staff Accountant Craig Slivka, Special Counsel

Re:	Kid Brands, Inc. (the “Company”)
Form 10-K for Fiscal Year ended December 31, 2010 Filed March 31, 2011
Form 10-Q for Fiscal Quarter ended March 31, 2011 Filed May 10, 2011
Definitive Proxy Statement on Schedule 14A Filed June 9, 2011
Form 8-K Filed June 22, 2011
File No. 1-8681
Dear Ladies and Gentlemen:
The following memorandum is in response to the comments of the Staff contained in your letter dated August 9, 2011. For convenience of reference, each Staff comment contained in your letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.
General
1.	Where a comment below requires additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.
Response
Please be advised that we will disclose the manner in which we will comply with the Staff’s requests in our responses, and the revisions indicated will be included in our future filings, including our interim filings, if applicable, modified as appropriate.

Form 10-K for the Fiscal Year ended December 31, 2010
Management’s Discussion and Analysis
Results of Operations, page 30
2.	Please expand your disclosure to more fully discuss the causes for any material changes from period to period that had a material effect on your financial condition and results of operation. When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, while you disclose several reasons contributing to the 13.1% increase in net sales for the year ended December 31, 2010 as compared to previous fiscal year; it is unclear how and to what degree these events impacted 2010 net sales. Please revise your MD&A accordingly to separately quantify and describe the specific reasons for material fluctuations between all periods presented wherever possible.
Response
Please be advised that we will expand our disclosure to more fully discuss the causes for any material changes from period to period that had a material effect on our financial condition and results of operations. When multiple factors contribute to fluctuations in a single financial statement line item, we will separately quantify the impact of each factor, and explain the majority of increases or decreases in each line item. Using our disclosure with respect to net sales in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, as amended (the “June 10-Q”) as an example, we would expand our disclosure (modified for the appropriate reporting period), as follows:
“Net sales for the three months ended June 30, 2011 decreased 11.2% to $60.3 million, compared to $67.9 million for the three months ended June 30, 2010. This decrease was primarily the result of lower sales at each of LaJobi (down approximately 22.8% from the prior year period as a result of lower sales volume due to decreased demand), Sassy (down approximately 16.0% from the prior year period as a result of lower sales volume and discontinuation of sleep positioners, the latter of which accounted for $0.6 million of sales in the prior year period), and Kids Line (down approximately 2.3% from the prior year period primarily as a result of lower sales volume, partially offset by new product categories and price increases). Such decreases were partially offset by growth at CoCaLo (up approximately 21.0% from the prior year period as a result of increased sales volume due to the strong performance of several top-selling collections).”
3.	You discuss why the effective income tax rates are different from the U.S. federal statutory rates but do not discuss the factors which caused changes in your effective tax rates from period to period. Given that there appear to be significant changes in your effective tax rates from the year ended December 31, 2009 to the year ended December 31, 2010, please also disclose the actual effective tax rate percentages and discuss the reasons for significant changes in these rates. Please quantify the impact of each factor if multiple factors contribute to the change. For example, it appears that the reduction of valuation allowances for intangible assets, the reduction of valuation allowances on foreign tax credit carryforwards, and a reduction in the reserve for tax contingencies are some of the factors that may be causing significant changes. Please also expand your discussion to address why you determined that these valuation allowances and reserves should be reduced.

Response
Please be advised that in future filings, we will discuss the factors which caused changes in our effective tax rates from period to period, and disclose the actual effective tax rate percentages and the reasons for significant changes in these rates. We will also quantify the impact of each factor if multiple factors contribute to the change, and expand our discussion to address why we determined that these valuation allowances and reserves should be reduced. Using our disclosure with respect to effective tax rates in the Staff’s comment above as an example, we would expand our disclosure (modified for the appropriate reporting period), as follows:
“Income before income tax benefit was $18.5 million for the year ended December 31, 2010. The benefit for income tax for the year ended December 31, 2010 was $16.2 million. The difference between the effective tax rate of -87.6% for the year ended December 31, 2010 and the U.S. federal tax rate of 35% is primarily attributable to: (1) a reduction in the valuation allowance related to amortization of intangible assets ($19.7 million) as a result of current year tax amortization of intangible assets ($5.1 million) and the Company’s five-year financial projections, which indicate that future taxable income (exclusive of reversing temporary differences) will be sufficient to realize the Company’s existing deferred tax assets of $29.9 million; (2) a reduction in the valuation allowance on the deferred tax asset related to foreign tax credit carry forwards ($0.8 million) as a result of an increase in unrepatriated earnings and current year usage of foreign tax credit carry-forwards; (3) a reduction in the liability for unrecognized tax benefits ($3.9 million), due to a lapse of the federal statute of limitations; and (4) state tax credits generated and utilized ($0.3 million); offset by: (1) state tax provisions ($1.9 million); and (2) other net additions ($0.1 million).
Income before income tax benefit was $4.5 million for the year ended December 31, 2009. The benefit for income tax for the year ended December 31, 2009 was $7.2 million. The difference between the effective tax rate of -157.6% for the year ended December 31, 2009 and the U.S. federal tax rate of 35% is primarily attributable to: (1) a reduction in the liability for unrecognized tax benefits due to a lapse of relevant statutes of limitations ($5.1 million); (2) a reduction of a valuation allowance corresponding to current year tax amortization of intangible assets ($1.9 million); and (3) a reduction in the valuation allowance associated with foreign tax credit carry-forwards (deferred tax assets) based on the recharacterization of domestic source income to foreign source income under the overall domestic loss rules ($1.9 million), offset by other net additions of $0.2 million.”
Financial Statements
Notes to the Financial Statements
Note 8. Debt, page 63
4.	In light of the various events of default and potential events of default under your credit agreement, including an unmatured event of default with respect to your breach of the Fixed Charge Coverage Ratio covenant for the quarter ending December 31, 2010 (as well as projected breaches of the Fixed Charge Coverage Ratio and Total Debt to Covenant EBITDA Ratio for certain future periods), please also disclose the actual ratios as of each reporting date for any material debt covenants. Please also disclose the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosure Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response
Please be advised that, based on the analysis set forth below, we do not believe that disclosure of the actual ratios with respect to our debt covenants as of each reporting date is warranted, thereby obviating the need to include specific computations to arrive at the actual ratios (which would require extensive non-GAAP disclosures, with corresponding reconciliations to US GAAP amounts). As is set forth in detail in the responses below: (i) we provide “enhanced” disclosure as is required by Section I.D of SEC Interpretive Release No. 33-8350 (the “Release”); (ii) we are not in breach, nor are we reasonably likely to be in breach, of the covenants set forth in our credit agreement as a result of the matters described in the Staff’s comment, a trigger which, if it existed, may have required additional disclosure in accordance with Section IV.C of the Release; and (iii) further information about our financial covenants is not material to an understanding of our financial condition and/or liquidity, a trigger discussed in Compliance and Disclosure Interpretation 102.09, as described below, in that other than to fund short term working capital requirements, we do not generally use our revolver to fund operations, and we disclose loan availability as of the end of each reporting period in both our MD&A and in the Notes to Consolidated Financial Statements.
I.	Section I.D of the Release
Section I.D of the Release discusses “enhanced” disclosure of debt instruments and related covenants. In accordance therewith, and as described below, we currently disclose: (a) the provisions of our credit agreement in detail (both in the notes to our financial statements and in the MD&A section of our annual and interim filings); (b) the financial covenants contained in our credit agreement, how the components of such covenants are defined, and how such covenants are used; (c) that we are in compliance with such covenants for each reporting period; and (d) various risk factors pertaining to the financial and other covenants contained in our credit agreement.
Specifically, the MD&A section of the June 10-Q, under the section captioned “Liquidity and Capital Resources — Debt Financings” (on pages 35 through 41), contains a detailed description of the material terms of our credit agreement, both prior and subsequent to the refinancing of such agreement in August of 2011, including disclosure, among other things, of:
•	the amount of the facility and loan availability;

•	its maturity date;

•	applicable interest rates;

•	prepayment provisions;

•	financial covenants (including definitions, usage and compliance therewith);

•	other affirmative and negative covenants;

•	consequences of events of default;

•	collateral applicable thereto; and

•	applicable fees.

The quoted provisions below are specific disclosures pertaining to our financial covenants contained under the caption “New Credit Agreement” beginning on page 38 of the June 10-Q (similar disclosures with respect to the pre-refinanced credit agreement can be found under the caption “Existing Credit Agreement” beginning on page 36 of the June 10-Q, and in Note 4 of the Notes to Unaudited Consolidated Financial Statements therein). Such provisions demonstrate the detail with which we describe our financial covenants, how such covenants are used (as a straight covenant, to determine applicable interest rates margins, to determine specified fees, and to determine whether certain repurchases of equity securities, acquisitions, specified customs duty under-payments, and specified earnout payments, can be made if other specified prerequisites are met), and the consequences of failure to remain in compliance therewith. Capitalized terms used in the following disclosures are defined in the June 10-Q.
A.	Financial Covenants — Requirements and Definitions. p. 39 of the June 10-Q
“Under the terms of the New Credit Agreement, the Company is required to comply with the following financial covenants (the “Financial Covenants”): (a) a quarterly minimum Consolidated Fixed Charge Coverage Ratio of 1.50:1.00; and (b) a quarterly maximum Consolidated Leverage Ratio of 3.25:1.00 (stepping down to 3.00:1.00 for the quarter ending June 30, 2013, provided, that in the event a permitted acquisition is consummated prior to August 8, 2013, such maximum ratio shall remain 3.25:1.00 until the later of June 30, 2013 and the date that is 18 months after such consummation).
The Consolidated Fixed Charge Coverage Ratio is the ratio of: (a) Covenant EBITDA (as described below) for the most recently completed four quarters minus the sum of (i) all unfinanced capital expenditures incurred during such period; (ii) all cash taxes paid during such period; and (iii) all cash dividends paid by KID during such period, to (b) an amount generally equal to, with respect to the Company, the sum for such period of all scheduled interest and principal payments of debt, including the principal component of any capital lease, paid or payable in cash.
Covenant EBITDA for purposes of the New Credit Agreement is a non-GAAP financial measure used to determine relevant interest rate margins and the Borrowers’ compliance with the Financial Covenants, as well as the determination of whether certain repurchases of equity securities, acquisitions, payments of specified Duty Amounts and other specified customs duty under-payments, and payment of LaJobi Earnout Consideration, if any, can be made if other specified prerequisites are met, and the determination of the amount of specified fees. Covenant EBITDA is defined generally as the consolidated net income of the Company (excluding extraordinary after-tax or non-recurring gains or losses, non-cash gains or losses from dispositions other than the write-down of current assets, non-cash restructuring charges, tax refunds, and net operating losses or other net tax benefits and any after-tax gains and losses from discontinued operations), as adjusted for interest expense; income tax expense; depreciation; amortization; other non-cash charges (gains); if expensed, reasonable costs incurred in connection with the execution of the New Credit Agreement and related documentation; and non-cash transaction losses (gains) due solely to fluctuations in currency values. Covenant EBITDA is further adjusted (up to an aggregate maximum of $14.855 million for all periods, less LaJobi Earnout Consideration, if any, paid other than in accordance with the New Credit Agreement and/or to the extent not deducted in determining consolidated net income) for: (i) all Duty Amounts to the extent they relate to the Duty Events; (ii) fees and expenses incurred in connection with the Investigations; and (iii) LaJobi Earnout Consideration, if any, paid in accordance with the terms of the New Credit Agreement.

The Consolidated Leverage Ratio is the ratio of the indebtedness of the Company to Covenant EBITDA for the most recently completed four quarters. Indebtedness, as used in the determination of the maximum Consolidated Leverage Ratio, generally means the outstanding principal amount of all debt (including obligations under capital leases plus the face amount of all letters of credit).”
B.	Interest Rates — p. 39 of the June 10-Q
“The New Revolver bears interest, at the Borrowers’ option, at a specified base rate (the higher of (x) the Administrative Agent’s prime rate and (y) the Federal Funds rate plus 0.50%), or a specified Eurodollar rate based on specified British Bankers Association LIBOR, plus (in each case) applicable margins. Applicable margins range from 1.75% to 2.75% on Eurodollar rate loans and 0.75% to 1.75% on base rate loans, based on the Company’s Consolidated Leverage Ratio (as defined below) for the most recently ended fiscal quarter.”
C.	Restricted Activities Based on Financial Covenants — p. 40 of the June 10-Q
“At the time of any accrual in excess of $1.0 million, or proposed payment, of any Duty Amounts or other specified customs duty underpayments (see Recent Developments, “Customs Compliance Assessment”, and Note 10 of the Notes to Unaudited Consolidated Financial Statements under paragraph (b)): (i) the Consolidated Fixed Charge Coverage Ratio, calculated on a pro forma basis as of the last day of the most recently ended quarter with respect to the four most recently ended quarters ending on such date, as if such accrual or payment occurred during such quarter, must be at least 1:50:1.0; or (ii) the Consolidated Leverage Ratio, calculated on a pro forma basis as of the last day of the most recently ended quarter with respect to the four most recently ended quarters ending on such date, as if such accrual or payment occurred during such quarter, must be equal to or less than 3.25:1:0.
With respect to the payment by KID of dividends, among other things, so long as no event of default or unmatured event of default then exists or would result therefrom, and no violation of the Financial Covenants then exists or would result therefrom, KID may pay a regular quarterly dividend, provided, however, that prior to the Duty Conclusion Date, such payments, when aggregated with permitted repurchases of KID’s equity securities as described below, shall be limited to an aggregate amount not to exceed $5.0 million.
With respect to the repurchase by KID of its equity securities, among other things, so long as no event of default or unmatured event of default then exists or would result therefrom, no violation of the Financial Covenants then exists or would, on a pro forma basis, result therefrom, and the Consolidated Leverage Ratio, on a pro forma basis, is at least 0.25x less than the maximum then permitted, KID may repurchase or redeem its equity securities, provided, however, that prior to the Duty Conclusion Date, such payments, when aggregated with permitted quarterly dividends as described above, shall be limited to an aggregate amount not to exceed $5.0 million.
With respect to acquisitions, specified non-hostile acquisitions will be permitted (without a ceiling on the purchase price therefor), provided that, among other things, immediately before and after giving effect to such acquisition, no event of default or unmatured event of default exists, the Loan Parties are in pro forma compliance with the Financial Covenants, the pro forma Consolidated Leverage Ratio is at least 0.25x less than the maximum level then permitted, and minimum availability under the New Revolver is at least $15.0 million.

Generally with respect to the payment of LaJobi Earnout Consideration, if any, both before and immediately after giving effect to any such payment, (i) no event of default or unmatured event of default may then exist or result therefrom, (ii) no violation of the Financial Covenants or covenants with respect to Duty Amount accruals or payments may then exist or would, on a pro forma basis, result therefrom, and (iii) the Consolidated Leverage Ratio (calculated on a pro forma basis) is at least, if the Duty Conclusion Date has not yet occurred, 0.25 to 1.0 less than the maximum then permitted.
The Borrowers are also required to pay a quarterly commitment fee ranging from 0.30% to 0.45% (based on the Consolidated Leverage Ratio) on the daily unused portions of the New Revolver (outstanding amounts under letters of credit are considered utilization for this purposes; outstanding swing-line loans are not so considered); letter of credit fees ranging from 1.75% to 2.75% (based on the Consolidated Leverage Ratio) on the maximum daily amount available to be drawn, plus fronting fees and other customary fees as are set forth in the New Credit Agreement.”
D.	Consequence of Non-Compliance with Financial Covenants — p. 40 of the June 10-Q
“The New Credit Agreement contains customary events of default (including any failure to remain in compliance with the Financial Covenants), as well as specified defaults with respect to the LaJobi Earnout Consideration. If an event of default occurs and is continuing (in addition to default interest as described above, and other remedies available to the Lenders), with the consent of the Required Lenders, the Administrative Agent is entitled to, and at the request of such Lenders, the Administrative Agent is required to, declare commitments under the New Credit Agreement to be terminated, declare outstanding obligations thereunder to be due and payable, and/or demand cash collateralization of letters of credit (provided that upon events of bankruptcy, the commitments will be immediately due and payable, and the Borrowers will be required to cash collateralize letters of credit). In addition, an event of default under the New Credit Agreement could result in a cross-default under certain license agreements that we maintain.”
E.	Risk Factor Disclosure — “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2010, as amended (the “2010 10-K”)
The “Risk Factors” section of our 2010 10-K contains several risk factors pertaining to the financial covenants in our credit agreement, the restrictions imposed thereby, and the consequences of failure to remain in compliance therewith, including the following:
(i)	“Inability to maintain compliance with the bank covenants”;

(ii)	“Our debt covenants may affect our liquidity or limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions”; and

(iii)	“We do not anticipate paying regular dividends on our common stock in the foreseeable future, so any short-term return on your investment will depend on the market price of our common stock.”

Although “enhanced” disclosure, as discussed in Section I.D of the Release, is not defined therein, we feel that our current disclosures regarding our debt instruments and related covenants as described above are comprehensive, and adequately meet the requirements of such section.
II.	Section IV.C of the Release
Section IV.C of the Release notes that there are at least two scenarios in which companies should consider whether discussion and analysis of material covenants related to their outstanding debt may be required. First, companies that are, or are reasonably likely to be, in breach of such covenants must disclose material information about that breach and analyze the impact on the company if material. The analysis should include, to the extent material, steps the company is taking to avoid the breach; steps that the company intends to take to cure, obtain a waiver of or otherwise address the breach; the impact or reasonably likely impact of the breach (including the effects of any cross default or cross-acceleration or similar provisions) on financial condition or operating performance, and alternate sources of funding to pay off resulting obligations or replace funding. This first scenario is discussed below.
A.	Background
As we have previously disclosed, most recently in our June 10-Q (in Note 10 to the Notes to Unaudited Consolidated Financial Statements), in late December 2010, our LaJobi subsidiary was selected by U.S. Customs for a “Focused Assessment” of its import practices and procedures, which commenced on January 19, 2011. In preparing for the Focused Assessment, we found certain potential issues with respect to LaJobi’s import practices. As a result, our Board of Directors initiated an investigation (the “Investigation”), supervised by a Special Committee of three non-management members of the Board, and assisted by independent outside counsel engaged for this purpose. The Board’s Investigation found instances at LaJobi in which incorrect anti-dumping duties were applied on certain wooden furniture imported from vendors in the People’s Republic of China, resulting in a violation of anti-dumping laws. On the basis of the Investigation, the Board concluded that there was misconduct involved on the part of certain LaJobi employees in connection with the incorrect payment of duties, including misidentifying the manufacturer, shipper and description of products. As a result, effective March 14, 2011, LaJobi’s President, Lawrence Bivona, and LaJobi’s Managing Director of operations, were both terminated from employment, and an accrual in the approximate amount of $6.9 million for anticipated import duties and related interest was recorded in the quarter and year ended December 31, 2010 (the “Initial Customs Accrual”).
In addition, as a result of the findings of the Investigation and the recordation of the Initial Customs Accrual (also disclosed in Note 10 to the Notes to Unaudited Consolidated Financial Statements, and the MD&A of the June 10-Q), we concluded that no earnout consideration in connection with our 2008 purchase of LaJobi (“LaJobi Earnout Consideration”) was payable. Accordingly, we did not record any amounts related to LaJobi Earnout Consideration in our financial statements for the quarter or year ended December 31, 2010. Previously, we had disclosed potential earnout payments of approximately $12.0 to $15.0 million in the aggregate relating to our acquisitions of LaJobi and another entity, substantially all of which was estimated to relate to LaJobi. Note that payment of the then-estimated LaJobi Earnout Consideration would have been permitted under our credit agreement at the time of recordation of the Initial Customs Accrual.

As is disclosed in Note 4 to the Notes to Unaudited Consolidated Financial Statements and the MD&A of the June 10-Q, as a result of, among other things, the findings of the Investigation and the Initial Customs Accrual, we determined that various events of default and potential events of default occurred under our credit agreement, including an unmatured event of default with respect to a breach of the Fixed Charge Coverage Ratio covenant for the quarter ending December 31, 2010 (as well as projected breaches of the Fixed Charge Coverage Ratio and Total Debt to Covenant EBITDA Ratio for certain future periods).
In light of such events of default and potential events of default, such agreement was amended on March 30, 2011 (the “Amendment”), to permanently waive, among other things, specified breaches and potential breaches resulting from these LaJobi matters, and to permanently amend the definition of “Covenant EBITDA” for all purposes under such agreement for the December 31, 2010 reporting period and all periods thereafter. As a result, we were deemed to be in compliance with all applicable financial covenants as of December 31, 2010 (as disclosed in Note 4 to the Notes to Unaudited Consolidated Financial Statements and the MD&A of the June 10-Q), and remained in compliance with such covenants as of each of March 31, 2011 and June 30, 2011. In addition, the amended definition of “Covenant EBITDA” was also included in the New Credit Agreement (executed August 8, 2011), as described in Section I.A of this response above, such that no future impact on our financial covenants is currently anticipated from the LaJobi matters described above.
B.	Section IV.C Disclosure
As described above, the amendments to the definition of “Covenant EBITDA” effected by the Amendment were applicable for the December 31, 2010 reporting period and all periods thereafter (and are incorporated in the New Credit Agreement as well). As a result, we are not in breach, or reasonably likely to be in breach, of such covenants as a result of the LaJobi matters described herein (or otherwise to our current knowledge). Notwithstanding the foregoing, as described in Section I of this response, our filings contain detailed disclosure of the covenants in our credit agreement. Furthermore, our disclosures, as described in the “Background” section above, include a comprehensive discussion of the analysis points set forth in Section IV.C. of the Release in cases where companies are, or are reasonably likely to be, in breach of debt covenants, including disclosure of: (i) the circumstances which resulted in an unmatured event of default, as well as projected breaches for certain future periods, of specified financial covenants; (ii) the terms of the Amendment, which include a permanent waiver of, among other things, specified breaches and potential breaches of the provisions of the Credit Agreement resulting from the LaJobi matters described above; (iii) a description of the amendment to the definition of “Covenant EBITDA” and our resultant deemed compliance with all applicable financial covenants as of December 31, 2010; and (iv) the inclusion of such amended definition for purposes of the New Credit Agreement. With respect to the impact on our financial condition or operating performance of the foregoing events, as we disclose in “Liquidity and Capital Resources” of the June 10-Q: “We anticipate that cash flow from operations and anticipated availability under our New Credit Agreement ... will be sufficient to fund any anti-dumping duty or any other customs duty payment requirements, including interest and potential penalties thereon, and potential LaJobi Earnout Consideration and related finder’s fee, if any, and will be permitted under the terms of the refinanced credit agreement and related documentation, although there can be no assurance that this will be the case.”
With respect to the second scenario in which discussion and analysis of debt covenants may be required, Section IV.C of the Release also notes that companies should consider the impact of debt covenants on their ability to undertake additional debt or equity financing. If these covenants limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent, the company is required to discuss the covenants in question and the consequences of the limitation to the company’s financial condition and operating performance.

Although our debt covenants do impact our ability to undertake additional financing, our current Consolidated Leverage Ratio (which is described in detail in our disclosures as set forth above) actually provides more flexibility than the customary restrictions on incurring further debt and liens contained in our refinanced credit agreement. Also note, that as disclosed in the section captioned “Existing and Refinanced Credit Agreement Summaries” of “Liquidity and Capital Resources” of the June 10-Q, in addition to increased borrowing capacity, anticipated benefits of the New Credit Agreement include higher aggregate commitments, the elimination of borrowing base limitations, reduced debt service requirements (as our previous term loan was paid in full), lower minimum and maximum interest rate margins, an extended maturity date, and a generally less restrictive payment and cash utilization structure.
With respect to the impact of our debt covenants on our ability to undertake additional financing, please note that on p. 42 of the June 10-Q, we include the following disclosure in “Other Circumstances Pertaining to Liquidity” of the MD&A: “Consistent with our past practices and in the normal course of our business, we regularly review acquisition opportunities of varying sizes. We may consider the use of debt or equity financing to fund potential acquisitions. The New Credit Agreement includes provisions that place limitations on our ability to enter into acquisitions, mergers or similar transactions, as well as a number of other activities, including our ability to incur additional debt, create liens on our assets or make guarantees, make certain investments or loans, pay dividends, repurchase our common stock, or dispose of or sell assets (subject to exceptions specified therein). These covenants could restrict our ability to pursue opportunities to expand our business operations. We are required to make pre-payments of our debt upon the occurrence of certain transactions, including a sale of the assets or membership interests in the Licensor.”
In addition, we include similar disclosure on page 11 of the 2010 10-K, in the following risk factor: “Our debt covenants may affect our liquidity or limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions”.
Accordingly, we respectfully submit that, based on the disclosures included in our filings as described above, which we believe address the requirements of Section IV.C of the Release, we do not believe that further disclosure of actual ratios with respect to our debt covenants is warranted or required by this section of the Release.
III.	Compliance and Disclosure Interpretation 102.09
The question in Compliance and Disclosure Interpretation 102.09 asks whether an issuer “may” present an “adjusted” EBITDA measurement in an SEC filing, although in technical violation of the proscriptions in Item 10(e) of S-K, which permits EBIT and EBITDA as traditionally defined. The answer states that where the agreement and the covenant are material, the company may be required to disclose the measure as calculated by the debt covenant as part of MD&A where information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity.

In our case, it is important to note that, as disclosed on p. 34 of the June 10-Q in the section captioned “Liquidity and Capital Resources”:
“Historically, the proceeds of our bank facility have been used to fund acquisitions, and cash flows from operations were utilized to pay down our revolving credit facility and required amortization of our term loan. Accordingly, with the exception of funding short-term working capital requirements (which were necessitated by our strategy of paying down debt), we typically did not actively utilize our revolving credit facility to fund operations. As a result of the New Credit Agreement, our term loan was paid in full, and outstanding amounts under our revolver were reallocated among the refinancing lenders. The Company anticipates that cash flows from operations will continue to be used to pay down our new revolving credit facility and associated interest on outstanding amounts. Availability under the refinanced revolver is intended to continue to be used to fund short-term working capital requirements, if needed, and future acquisitions or unanticipated expenses, if any.”
In addition, note that in both the notes to our financial statements and the MD&A section of our periodic reports, we disclose revolving loan availability under our credit agreement. As any drawdown on the facility would be impermissible if a default in the financial covenants would result therefrom (a standard condition to lending), disclosure of such amounts informs readers that there is a “cushion” available, making further disclosure with respect to financial covenants unnecessary.
As we are in compliance with all financial covenants, do not typically rely on our credit facility for a substantial portion of our operational needs, and disclose our loan availability from period to period, we do not feel that additional information about our financial covenants is material to an investor’s understanding of our financial condition and/or liquidity.
In concluding that disclosure of actual covenant ratios, and the corresponding calculations and GAAP reconciliations, is unwarranted, we also considered the following facts: (i) the non-GAAP financial measures used in the definitions of our covenants are unique to our company; (ii) such measures would require lengthy explanation (for example, Covenant EBITDA is further adjusted for purposes of one financial covenant ratio but not the other, and an actual calculation of such ratios would require numerous adjustments to GAAP measures, as is described in Section I.A of this response above); and (iii) disclosure would require detailed explanations of how the calculations are derived (substantially lengthening our disclosure in a manner that we fear would be confusing to our investors), in addition to a statement as to why presentation of such measures is useful, when in fact these measures do not represent management’s assessment of operating performance. Accordingly, we do not feel presentation of such measures is useful, and we do not desire to include such measures in our filings.
5.	On March 30, 2011, you entered into a third amendment and waiver to your credit agreement to waive, among other things, specified existing and future events of default resulting from certain LaJobi, Inc. events and related breaches and to amend the definition of Covenant EBITDA. Please address the following:
•	Please disclose the terms of the waiver, including when it expires; and

•	Please disclose the potential impact on your liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future.

Response
Please be advised that Note 4 to Notes to Unaudited Consolidated Financial Statements of the June 10-Q, under the section captioned “Pre-Amendment and Restatement Credit Agreement Summary”, discloses the terms of the waiver, including when it expires (underlining added):
“Due to the facts and circumstances discovered in connection with the Company’s ongoing internal investigation of LaJobi’s import, business and staffing practices in Asia (including misconduct by various LaJobi employees resulting in the underpayment of specified import duties), initiated as a result of the discovery of certain potential issues in the Company’s preparation for the “Focused Assessment” of LaJobi’s import practices, the approximately $6,860,000 charge the Company recorded in the fourth quarter and full year ended December 31, 2010 for anticipated import duties and interest related thereto, and additional amounts and penalties that may be required by U.S. Customs and Border Protection (the foregoing collectively, the “LaJobi Events”), the Company determined that various events of default and potential events of default under the Credit Agreement (and related loan documents) occurred as a result of breaches and potential breaches of various representations, warranties and covenants in the Credit Agreement, including, but not limited to, an unmatured event of default with respect to a breach of the Fixed Charge Coverage Ratio covenant for the quarter ending December 31, 2010 (as well as projected breaches of the Fixed Charge Coverage Ratio and Total Debt to Covenant EBITDA Ratio for certain future periods). In connection therewith, the Credit Agreement was amended on March 30, 2011 (the “March 2011 Amendment”), to permanently waive, among other things, specified existing events of default resulting from such LaJobi Events and related breaches and potential breaches (and future events of default as a result of the accrual or payment of specified “Duty Amounts” (as defined below)), and to amend the definition of “Covenant EBITDA” for all purposes under the Credit Agreement and related loan documents (including for the determination of the applicable interest rate margins and compliance with financial covenants) for the December 31, 2010 reporting period and all periods thereafter.”
We believe that the above disclosure appropriately conveys the substance of the waiver — that the LaJobi Events caused the breach (and potential and/or future breach) of various representations and covenants in our credit agreement, including specified financial covenants, and that the Amendment served: (i) to permanently waive specified events (or potential events) of default caused thereby, and (ii) to amend definitions used in our financial covenants to account for customs-related accruals and payments resulting from such LaJobi Events, thereby obviating future breaches of such financial covenants based on such accruals and payments. Consequently, we do not feel that a detailed recitation of the particular representations and covenants that were impacted by the LaJobi Events (other than the financial covenants, which are disclosed with specificity) would add to this disclosure, but would instead only add unnecessary detail. In connection therewith, we note that the Amendment itself is attached as an exhibit to the 2010 10-K, and that the credit agreement was amended and restated in its entirety as of August 8, 2011, making further detail with respect to the terms of the waiver irrelevant for future periods, as the LaJobi Events were taken into account in the representations, warranties and covenants contained in the refinanced agreement (described in detail in the 2010 10-K and attached as an exhibit to our Current Report on Form 8-K filed on August 10, 2011).

With respect to the potential impact on our liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future, please be advised of the following disclosures with respect thereto:
A.	In “Liquidity and Capital Resources — Debt Financings”, under the section captioned “New Credit Agreement” on page 40 of the June 10-Q:
“The New Credit Agreement contains customary events of default (including any failure to remain in compliance with the Financial Covenants), as well as specified defaults with respect to the LaJobi Earnout Consideration. If an event of default occurs and is continuing (in addition to default interest as described above, and other remedies available to the Lenders), with the consent of the Required Lenders, the Administrative Agent is entitled to, and at the request of such Lenders, the Administrative Agent is required to, declare commitments under the New Credit Agreement to be terminated, declare outstanding obligations thereunder to be due and payable, and/or demand cash collateralization of letters of credit (provided that upon events of bankruptcy, the commitments will be immediately due and payable, and the Borrowers will be required to cash collateralize letters of credit). In addition, an event of default under the New Credit Agreement could result in a cross-default under certain license agreements that we maintain.”
B.	The following risk factor is included in the 2010 10-K:
“Inability to maintain compliance with the bank covenants.
Our ability to maintain compliance with the financial and other covenants in our current credit agreement is dependent upon our ability to continue to execute our business model and current operational plans. See “The state of the economy may impact our business” above. If an event of default in such covenants occurs and is continuing, among other things, the lenders may accelerate the loans, declare the commitments thereunder to be terminated, seize collateral or take other actions of secured creditors. If the loans are accelerated or commitments terminated, we could face substantial liquidity problems and may be forced to dispose of material assets or operations, seek to obtain equity capital, or restructure or refinance our indebtedness. Such alternative measures may not be available or successful. Also, our bank covenants may limit our ability to dispose of material assets or operations or to restructure or refinance our indebtedness. Even if we are able to restructure or refinance our indebtedness, the economic terms may not be favorable to us. In addition, an event of default under our credit agreement could result in a cross-default under certain license agreements that we maintain. All of the foregoing could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the section captioned “Debt Financings”, as well as Note 8 of Notes to Consolidated Financial Statements, for a discussion of a waiver and amendment to our credit agreement required to address, among other things, an unmatured event of default with respect to a breach of a financial covenant resulting from the charge to cost of sales and interest expense recorded in the fourth quarter and year ended December 31, 2010 in connection with the internal investigation of LaJobi’s import practices and business and staffing practices in Asia described in Item 3, “Legal Proceedings”, below.”

Note 11. Weighted Average Common Shares, page 68
6.	It appears that you restated your earnings per share amounts for the first and second quarter of 2009 to reflect the adoption of FSP No. EITF 03-06-01, which should have been adopted on January 1, 2009. Please confirm. Earnings per share amounts were also restated for the quarter and year ended December 31, 2008 as you had incorrectly included unvested restricted stock in your basic earnings per common share calculations. In this regard, please address the following:
•	Please clearly disclose how you treat vested and unvested restricted stock for purposes of computing EPS;

•	For each of these restatements, please provide us with a summary of the corrections, which clearly shows each period that was impacted by the correction, the amounts previously reported for each period, the adjustment amounts for each period, and the revised amounts for each period;

•	For each of these restatements and in the aggregate, please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N;

•	Please tell us what consideration you gave as to whether an Item 4.02 Form 8-K needed to be filed; and

•	Please tell us what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.
Response
A.	Restated EPS Amount. We recalculated the number of weighted average shares used in the determination of basic earnings per share for the first and second quarter of 2009, to reflect the adoption of FSP No. EITF 03-06-01, which should have been adopted on January 1, 2009. As is described below, however, such recalculation did not result in a change to EPS amounts, as the variance for each period was less than $0.01. We will clarify this in subsequent disclosure, as is described in the conclusion to paragraph D below.
B.	Disclosure of Treatment of Vested and Unvested Restricted Stock in EPS.
Please be advised that the following disclosure is contained in Note 3 (Weighted Average Common Shares) of the Notes to Unaudited Consolidated Financial Statements of the June 10-Q (underlining added):
“Earnings per share (“EPS”) under the two-class method is computed by dividing earnings allocated to common stockholders by the weighted-average number of common shares outstanding for the period. In determining the number of common shares outstanding, earnings are allocated to both common shares and participating securities based on the respective number of weighted-average shares outstanding for the period. Participating securities include unvested restricted stock awards where, like the Company’s restricted stock awards, such awards carry a right to receive non-forfeitable dividends, if declared. As a result of the foregoing, and in accordance with the applicable accounting standard, vested and unvested shares of restricted stock are also included in the calculation of basic earnings per share.”

C.	Summary of the Corrections
2009:

	Three Months Ended	Three Months Ended	Six Months Ended
	March 31, 2009	June 30, 2009	June 30, 2009
Basic earnings (loss) per share
As Reported	$0.06	$(0.26)	$(0.20)
Revised	$0.06	$(0.26)	$(0.20)
The error accounted for variances that were less than $0.01 for the periods shown above and had no impact on reported earnings per share.

	Three Months Ended	Three Months Ended	Six Months Ended
	March 31, 2009	June 30, 2009	June 30, 2009
Basic shares outstanding:
As Reported	21,498,000	21,497,000	21,498,000
Revised	21,369,000	21,370,000	21,369,000
Diluted shares outstanding:
As Reported	21,498,000	21,497,000	21,498,000
Revised	21,495,000	21,370,000	21,369,000
2008:

	Three Months Ended	Year Ended
	December 31, 2008	December 31, 2008
Basic (loss) per share
As Reported	$(5.09)	$(5.23)
Revised	$(5.14)	$(5.24)
Adjustment Required	$(0.05)	$(0.01)
Diluted (loss) per share
As Reported	$(5.09)	$(5.23)
Revised	$(5.14)	$(5.24)
Adjustment Required	$(0.05)	$(0.01)

	Three Months Ended	Year Ended
	December 31, 2008	December 31, 2008
Basic shares outstanding:
As Reported	21,477,000	21,344,000
Revised	21,308,000	21,302,000
Diluted shares outstanding:
As Reported	21,477,000	21,344,000
Revised	21,308,000	21,302,000

D.	Materiality Analysis Pursuant to SAB Topics 1:M and 1:N
Literature/Guidance Considered
In accordance with SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, immaterial errors in prior year financial statements do not require the amendment of previously-filed reports. The SEC states that a matter is considered “material” if there is a substantial likelihood that a reasonable person would consider it important. To gauge importance, issuers should consider the quantitative and qualitative impacts of the error on the financial statements. The following summarizes the quantitative and qualitative impacts of the errors with respect to the factors described in SEC Staff Accounting Bulletin (SAB) No. 99, Materiality.
Quantitative Analysis
With respect to 2009, we recalculated the number of weighted average shares used in the determination of basic earnings per share for the three months ended March 31, 2009 and the three and six months ended June 30, 2009. As set forth in the table above, such recalculation resulted in immaterial errors in EPS (less than $0.01 per share) for each period, on both an individual and aggregate basis. As a result of this and the qualitative analysis set forth below, we concluded that the errors associated with the adoption of EITF 03-6-1 were immaterial, and did not result in any change to reported basic EPS.
With respect to 2008, we recalculated basic (loss)/earnings per share for the three months and year ended December 31, 2008. As set forth in the table above, we determined that for the year ended December 31, 2008, basic loss per share was understated by $0.01, representing a variance of less than 0.2%. Basic loss per share for the three months ended December 31, 2008 was understated by $0.05, representing a variance of approximately 1.0%. As a result of these small percentages, and the qualitative analysis set forth below, we concluded that the inclusion of the unvested restricted shares in our basic EPS calculations for the quarter and year ended December 31, 2008 had an immaterial effect on our interim and annual reported basic EPS calculations for such periods.
Qualitative Analysis
In addition to the quantitative analysis set forth above with respect to 2008 and 2009, the following qualitative factors were considered:

Factors	Comments

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The misstatements were capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends.	The misstatements do not mask a change in earnings or any other trends applicable to the Company.

Factors	Comments

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	For 2008 and 2009, there were no published earnings estimates of analysts with respect to the Company.

Whether the misstatement changes a loss into income or vice versa.	The misstatements did not change a loss into income or vice versa (they had no effect on net loss).

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	As the misstatements affected EPS calculations alone, which are performed on a consolidated basis, such misstatements did not affect a distinct portion of the business.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The misstatements did not affect compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The misstatements had no effect on the registrant’s compliance with loan covenants or other contractual requirements.

Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	The misstatements did not result in any benefit to management through additional compensation or otherwise.

Whether the misstatement involves concealment of an unlawful transaction.	The misstatements did not involve the concealment of an unlawful transaction.
In addition to the foregoing factors, it is important to note that the misstatements had no impact on the Company’s operating expenses, net loss, operating cash flow, overall liquidity or its ability to fund its operating activities. While considered errors, the misstatements were limited to the presentation of EPS and the impact of these errors are not quantitatively material as a percentage of total net loss for any period.
After considering the quantitative and qualitative factors described above for 2008 and 2009, the misstatements were determined to be immaterial to the periods impacted, and to have no impact on subsequent periods. In addition, management concluded that in light of the analysis above, a reasonable person would not find corrections of these misstatements to be important. SAB 108 also states that “correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.” The “correction may be made the next time the registrant files the prior year financial statements.” The correction may be made in subsequent filings by adjusting the prior year financial statements, as long as the adjustments made to those financial statements are considered immaterial. Registrants should also disclose the fact that they have adjusted the prior year financial statements and provide appropriate context for the adjustments made so that readers can understand why the comparative financial statements presented in the current year report do not agree with the previously issued financial statements.

In accordance with the foregoing, the immaterial errors were corrected for each period affected in the consolidated statements of operations included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (by correcting the presentation of basic EPS for the three months and year ended December 31, 2008, and recalculating the number of weighted average shares used in the determination of basic EPS with respect to the first two quarters of 2009, as described above), along with transparent disclosure about the changes. Specifically, the following disclosure is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, under the “Weighted Average Common Shares” Note to the Audited Consolidated Financial Statements, copied below (with underlining added), and repeated in the 2010 10-K, which the Company believes adequately informed readers of its financial statements of the changes made (bracketed text added as note to Staff with respect to intended clarifying disclosure):
“During 2009, the Company adopted a FASB standard which requires the Company to include specified participating securities in the two-class method of computing earnings per share (“EPS”). Under the two-class method, EPS is computed by dividing earnings allocated to common stockholders by the weighted-average number of common shares outstanding for the period. In determining the number of common shares, earnings are allocated to both common shares and participating securities based on the respective number of weighted-average shares outstanding for the period. Participating securities include restricted stock and unvested restricted stock awards where, like the Company’s restricted stock awards, such awards carry a right to receive non-forfeitable dividends, if declared. The requirements of this accounting standard were effective for the Company as of January 1, 2009. As a result, the Company’s EPS for the first and second quarter of 2009 were restated [Staff: please see below for proposed clarifying disclosure] to reflect the impact of the adoption of this standard and the effects of such restatement were immaterial.
EPS for the quarter and year ended December 31, 2008 have also been restated, as the Company had incorrectly included unvested restricted stock in its basic earnings per common share calculations for such periods, which was not the appropriate treatment for such periods. The effects of such restatement were immaterial.”
Please note that with respect to 2009, as EPS was not technically restated (because the required adjustments amounted to less than $0.01 for each applicable period), we intend to clarify the above disclosure as follows (new language underlined): “... the calculation of the number of weighted average common shares in the determination of the Company’s EPS for the first and second quarter of 2009 was adjusted to reflect the impact of the adoption of this standard and the effects of such recalculation were immaterial.”
E.	Item 4.02 of 8-K
As a result of the conclusions set forth in the Materiality Analysis described in Item D above, the Company concluded that an Item 4.02 Form 8-K was not required.

F.	Impact on Previous Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting.
2009: Please be advised that as noted above, we incorrectly included unvested restricted stock in our basic earnings per common share calculations for the first and second quarters of 2009, which was inappropriate for such periods. This resulted from what management identified as a control deficiency in our review over earnings per share stemming from a misunderstanding of the applicable accounting requirements.
2008: Please be advised that as noted above, we incorrectly included unvested restricted stock in our basic earnings per common share calculations for the quarter and year ended December 31, 2008, which was inappropriate for such periods. This resulted from a control deficiency in our review over earnings per share stemming from a misunderstanding of the applicable accounting requirements.
In determining whether such deficiencies constituted a material weakness in internal control over financial reporting, the Company considered the following indicators of a material weakness: (i) whether the deficiencies were indications of fraud on the part of senior management; (ii) whether the deficiencies resulted in a restatement of previously issued financial statements to reflect the correction of a material misstatement or fraud; (iii) identification of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company’s internal control over financial reporting; and (iv) whether the deficiencies were the result of ineffective oversight of the company’s financial reporting and internal control by those charged with governance.
The Company determined that none of the indicators listed above were applicable to the deficiencies identified (no fraud had been indicated; restatements of financial statements were not required; material misstatements of the financial statements in the current period were not identified; and the deficiencies were not the result of ineffective oversight by those charged with governance). In researching the errors, we concluded that the underlying cause was not an intentional effort to override the control structure to commit fraud or misstate the financial statements, but rather a misunderstanding of the applicable accounting requirements.
In addition, management assessed these control deficiencies with respect to the magnitude of the actual and potential misstatements which could have occurred. Management’s conclusion was that they did not and could not have risen to a level greater than ‘inconsequential’ either individually or in aggregate. In reaching this conclusion, the following key points were considered:
•	Management concluded that the actual errors which originated in the quarter and year ended December 31, 2008 and the first and second quarters of 2009 were individually and in the aggregate immaterial to the Company’s consolidated financial statements for such periods, respectively.
•	Management determined that the actual misstatements and the misstatements which could have potentially occurred were essentially the same (as a result of the fact that the error was confined to the calculation of participating securities, and the low number of participating securities of the Company in relation to its total outstanding common shares) and therefore the assessment of the magnitude of the misstatements that could have occurred were individually and in the aggregate immaterial to the Company’s consolidated financial statements.

Based on the evaluation and conclusions outlined above (and in the Materiality Analysis set forth in paragraph D. above — that the misstatements resulting from such deficiencies were immaterial with respect to all affected periods), management responsible for establishing and maintaining internal controls concluded that appropriate disclosure controls and procedures were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In addition, although our independent auditors are not a component of our internal control environment, note that such auditors provided an unqualified attestation report on the Company’s internal control over financial reporting for the year ended December 31, 2008. Accordingly, we believe the restatements of EPS for the quarter and year ended December 31, 2008, and the first and second quarters of 2009, were immaterial, and did not impact our conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting for such periods. Please note that subsequent to the foregoing, the Company purchased a stock-based compensation software program designed to automate certain equity compensation procedures and the related impact on EPS calculations.
Note 18. Litigation, Commitments and Contingencies, page 79.
7.	In late December 2010, your LaJobi subsidiary was selected by U.S. Customs for a focused assessment of its import practices and procedures. The Board of Directors initiated an investigation which found instances in which incorrect import duties were applied on certain wooden furniture imported from vendors in the People’s Republic of China. The Board concluded that there was misconduct involved on the part of certain employees in connection with the incorrect payment of duties, including misidentifying the manufacturer and shipper of products. During the fourth quarter of 2010, you recorded a charge in the amount of approximately $6.9 million, which includes $.3 million of interest, for import duties you anticipate will be owed to U.S. Customs. It is possible that the actual amount of duty owed will be higher upon completion and you may be assessed a penalty of up to 100% of any customs duty owed, as well as possibly be subject to fines, penalties or other measures from U.S. Customs or other governmental authorities. Please address the following:
•	Please tell us what the impact this matter had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting;

•	If you determined that there is at least a reasonable possibility that a loss in excess of the amounts accrued may have been incurred, please disclose this and also the amount of loss or range of possible loss or state that such a loss cannot be estimated;

•	Aside from the accrual of duty amounts, please disclose if there has been any other impact of the above matter on the results of operations of your LaJobi subsidiary;

•	Please tell us what consideration you gave us to whether prior period financial statements need to be restated. Please tell us the impact of the error to each period presented; and

•	Please also address what consideration you gave as to whether the above matter could be a potential indicator of impairment to the LaJobi intangible assets recorded.

Response
A.	Impact on Previous Conclusions Regarding Effectiveness of Disclosure Controls and Procedures and Internal Control Over Financial Reporting
Management is responsible for maintaining a system of internal control over financial reporting (“ICFR”) that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR, however, cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. As is stated in the Commission’s interpretive guidance in Release No. 33-8810 (the “ICFR Release”), “ICFR cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, ICFR cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process, therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk”. As is described below, it was these inherent limitations of ICFR that resulted in the necessity for the accruals recorded with respect to the LaJobi matters described in the Staff’s comment. Although safeguards were designed into the process to reduce the risk of misstatements, as a result of collusion and improper management override, as well as lapses in judgment and human failure, such safeguards were not sufficient in this case to eliminate all financial reporting errors. However, notwithstanding such events, management concluded that its ICFR does not suffer from a material weakness, and provides reasonable assurance regarding the reliability of its financial reporting.
A material weakness in ICFR is defined as a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management may not conclude that ICFR is effective if one or more deficiencies in ICFR are determined to be material weaknesses. A significant deficiency is a deficiency, or a combination of deficiencies, in ICFR that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company’s financial reporting.
By way of background, in late December 2010, the Company’s LaJobi subsidiary was selected by U.S. Customs for a “Focused Assessment” of its import practices and procedures. The Focused Assessment commenced on January 19, 2011. In preparing for the Focused Assessment, the CFO of LaJobi alerted Corporate management to certain potential issues with respect to LaJobi’s import practices. As a result, the Company’s management promptly initiated an investigation, and promptly informed the Board of Directors of the Company (the “Board”), who initiated its own investigation, supervised by a Special Committee of three non-management members of the Board, and assisted by independent outside counsel engaged for this purpose. The Company also informed KPMG, the Company’s independent auditors, of the situation, and kept them updated. The Board’s investigation found instances at LaJobi in which incorrect import duties were applied on certain wooden furniture imported from vendors in the PRC, resulting in a violation of anti-dumping regulations. On the basis of the investigation, the Board concluded that there was misconduct involved on the part of certain LaJobi employees in connection with the incorrect payment of duties, including misidentifying the manufacturer and shipper of products. Accordingly, for the fourth quarter and year ended December 31, 2010, the Company recorded a charge in the amount of approximately $6,860,000 for anticipated anti-dumping duties (including related interest). In addition, effective March 14, 2011, LaJobi’s President, Lawrence Bivona, and LaJobi’s Managing Director of operations were both terminated from employment. Promptly upon becoming aware of such issues and related misconduct, the Company voluntarily disclosed its findings to the SEC on an informal basis, discontinued the practices that resulted in the charge for anticipated anti-dumping duty, and initiated certain enhancements to its processes and procedures in areas where underpayments were found (discussed below). All of the foregoing occurred prior to the filing of, and is disclosed in relevant part in, the 2010 10-K.

In connection with the foregoing events, the following control deficiencies in the Company’s ICFR were identified (which, for the reasons described below, aggregated to one significant deficiency in customs duty charge, and not a material weakness): The effectiveness of the operation of the existing controls associated with appropriate vendor set-up and the accounts payable 3-way match failed. Note that the establishment of the improper vendor arrangements pre-dated the acquisition of LaJobi’s assets by the Company. In addition, the individuals responsible for the implementation and operation of such controls were either satisfied or swayed by misrepresentations and misconduct of specified LaJobi employees (constituting improper LaJobi management override and collusion), were participants in such misconduct, and/or did not adhere to or avail themselves of procedures established by the Company’s entity level controls (described below). As a result, neither the Company’s entity-level controls, nor the preventive and detective process-level controls over inventory purchasing, were sufficient to prevent or detect (and correct this matter).
The Company believes that, although this customs duty charge deficiency was significant, it did not rise to the level of a material weakness. Please note that management’s conclusion that this item was a significant deficiency was, as required, disclosed as such to the Company’s Audit Committee and its external auditors prior to filing the 2010 10-K. In order to determine whether a control deficiency, or combination of control deficiencies, is a material weakness, in accordance with the ICFR Release, management should evaluate the severity of each control deficiency that comes to its attention by considering: (i) whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement of a financial statement amount or disclosure; and (ii) the magnitude of the potential misstatement resulting from the deficiency or deficiencies. In connection therewith, it is important to note that, as stated in the ICFR Release, the severity of a deficiency in ICFR does not depend on whether a misstatement actually has occurred, but rather on whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement on a timely basis.
In making such assessment, the ICFR Release lists several factors that increase the risk that there will be a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement on a timely basis, including: (i) the nature of the financial reporting elements involved (certain elements involve greater risk; (ii) the susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk); (iii) the subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk); (iv) the interaction of the implicated controls with other controls; (v) the interaction of the deficiencies; and (vi) the possible future consequences of the deficiency. Although the controls implicated in the significant deficiency may be associated with increased risk in relation to the interaction of controls with other controls and the interaction of the deficiencies, such increased risk stemmed from the misconduct described above. Note, however, that: (i) the nature of the financial reporting elements affected by the significant deficiency does not involve greater risk of misstatement of a financial amount or disclosure; (ii) the particular liabilities affected by the misconduct of the identified LaJobi employees were no more susceptible to fraud than other liabilities; (iii) the significant deficiency relates to controls that do not involve subjectivity or complex judgment; and (iv) as noted in the 2010 10-K, the Company promptly initiated the process of developing and implementing remediation plans to address the identified deficiencies. Such remediation included: terminating the employment of the two most senior executives at LaJobi who orchestrated the misconduct, discontinuing the practices that resulted in the anticipated customs duties assessment, initiating certain education of personnel, enhancing certain internal control procedures (including the 3-way match and other import/customs procedures), retaining Customs counsel on an ongoing basis, and other activities. The Company also retained the services of an independent firm to review its internal control procedures and assess additional opportunities to enhance internal controls. As a result, management believes that the significant deficiency has been remediated and management is continuing to review additional opportunities for further control enhancement.

In assessing the severity of these control deficiencies, in accordance with the ICFR Release, management concluded that the magnitude of such deficiencies was limited, in accordance with the guidance set forth in the ICFR Release relating to the total of transactions exposed to the deficiency and the volume of activity in the class of transactions exposed to the deficiency, as the anti-dumping regulations apply to limited, specified categories of wooden furniture imported by LaJobi from the PRC. LaJobi has always imported a majority of its products from countries other than the PRC, including Thailand and Vietnam, neither of which is subject to anti-dumping regulations. In addition, the largest item imported by LaJobi from the PRC (infant cribs) is explicitly excluded from such regulations. As a result, LaJobi has exposure with respect to an aggregate of approximately $3.1 million of products imported from April 2, 2008 (the date of the Company’s acquisition of LaJobi) to December 31, 2010, out of an aggregate total of approximately $174 million of products purchased by LaJobi during this time period, or approximately 1.78% of products imported by LaJobi over the period impacted and less than 0.67% of the products imported by the Company and its subsidiaries on a consolidated basis over this same period.
As part of management’s analysis with respect to whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement on a timely basis, management assessed the control environment in place at the time the significant deficiency was identified, in accordance with the guidance on the consideration of entity-level controls set forth in the ICFR Release, and concluded that its ICFR was appropriately designed (although certain of such controls were circumvented as a result of the identified misconduct). Specifically, management noted that: (i) the Company has a published Code of Business Conduct and Ethics, which specifies, among other things, that all employees, officers and directors must respect and obey the laws of all jurisdictions in which the Company operates, and that all of the Company’s books, records, accounts and financial statements must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls; (ii) the Company has in place published methods for the anonymous reporting of questionable accounting or auditing matters (no reports with respect to the misconduct in question were received during the relevant period); (iii) the Company required and received timely monthly financial reporting updates from each subsidiary, including monthly management letters prepared by the senior managers of each business unit (in each case including LaJobi) to address identified variances and periodic calls to subsidiary heads from corporate management in between the monthly reports (no issues with respect to anti-dumping duties were ever raised by LaJobi management in or triggered by the content of such reports, letters or calls); (iv) the Company required and received financial certifications from each of the President and CFO of LaJobi prior to any periodic public filing made by the Company (at no time did corporate management have any reason to question the veracity of such certifications); (v) an Entity Level Management Control Assessment Questionnaire was completed by LaJobi, covering the five COSO internal control environment components (control environment, risk assessment, control activities, information and communication, and monitoring), where no relevant issues were raised; (vi) the Company’s ICFR included testing 82 controls in 2010 for LaJobi; and (vii) corporate management has established the appropriate “tone at the top”, as is evidenced by their response to these matters, i.e. the Company took prompt action upon discovery of the issues, including the initiation of investigations into such issues, prompt reporting to the Board and independent auditors, prompt establishment of a Special Committee of the Board and engagement of outside counsel, termination of the two most senior executives at LaJobi who orchestrated the misconduct, and cessation of the improper business practices resulting from the misconduct (demonstrating effective oversight by the Board).

As a result of the foregoing, management concluded that the appropriate controls were in place, but that the operation of certain of such controls was circumvented as a result of improper management override and collusion at LaJobi. As stated above, ICFR can be circumvented by collusion or improper management override, even where safeguards have been designed into the process to reduce this risk. As a result, there is a risk that material misstatements may not be prevented or detected on a timely basis by ICFR, even where safeguards are in place. For example, as stated above, one control deficiency identified involved the accounts payable 3-way match. Although the employees responsible for performing the 3-way match did question inconsistencies between specified purchase orders and related invoices (note that the improper vendor set-up predated the acquisition of LaJobi’s assets by the Company), misconduct and misrepresentations by specified LaJobi employees resulted in approvals of the questioned transactions and the “tabling” of concerns (thus the effectiveness of the operation of the 3-way match control failed). The individuals responsible for the implementation and operation of such control were either satisfied or swayed by misrepresentations and misconduct of specified LaJobi employees (constituting improper LaJobi management override and collusion), were participants in such misconduct, and/or did not adhere to or avail themselves of procedures established by the Company’s entity level controls (described above). As a result, neither the Company’s entity-level controls, nor the preventive and detective process-level controls over inventory purchasing, were sufficient to prevent or detect (and correct this matter).
The Company also notes the following indicators of material weakness set forth in the ICFR Release, none of which were implicated by such deficiency: (i) whether such deficiency was an indication of fraud on the part of senior management of the Company (the perpetrators of the misconduct were LaJobi employees and, although Mr. Bivona was an executive officer of the Company, he did not make Corporate policy, including in the area of internal controls); (ii) whether such deficiency resulted in a restatement of previously issued financial statements to reflect the correction of a material misstatement or fraud (a restatement of previously issued financial statements was deemed not to be required — see paragraph D. below); (iii) identification of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company’s ICFR (the misstatement of the financial statements in the current period was deemed not to be material); and (iv) whether such deficiency was the result of ineffective oversight of the Company’s financial reporting and internal control by those charged with governance (the deficiency was primarily the result of misconduct and misrepresentations by specified employees at LaJobi, which constituted improper management override of properly-designed controls).

The following additional factors also support management’s conclusion that the significant deficiency did not constitute a material weakness, and that its disclosure controls and procedures and ICFR were effective as of December 31, 2010: (i) promptly after they became aware of potential issues in preparing for the Focused Assessment, investigations were launched by corporate management and the Board; the results of the preliminary findings of such investigations resulted in an accrual to reflect the proper amounts in the Company’s financial statements prior to the filing of the 2010 10-K; remedial actions were swiftly initiated, including discontinuation of the practices that resulted in the charge recorded; and the termination of two senior executives at LaJobi, which took place prior to the filing of the 2010 10-K; (ii) all appropriate information was promptly communicated to the Company’s senior management and disclosed in the 2010 10-K, which was filed in a timely manner; (iii) the errors stemmed in large part from misconduct and, as such, were not considered a pervasive issue; and (iv) the Company believes a prudent business person, in the conduct of their own affairs, considering all of the quantitative and qualitative factors described above, would not conclude that a material weakness in internal controls over financial reporting existed.
Because the significant deficiency was determined not to constitute a material weakness, the Company concluded that its disclosure controls and procedures and internal controls over financial reporting were effective.
It is important to note that although our independent auditors are not a component of our internal control environment, such auditors issued an unqualified attestation report on the Company’s ICFR for the year ended December 31, 2010. Our CFO and other personnel intend to work with outside advisors to ensure that our control processes and procedures continue to be adequate and effective, and enhanced where appropriate.
B.	Reasonable Possibility of Loss in Excess of Amounts Accrued
Please be advised that with respect to this matter, we accrued in the fourth quarter and fiscal year ended December 31, 2010 (as well as in subsequent periods) those contingencies that were deemed to be probable and reasonably estimable — i.e., the anticipated additional customs duties (and related interest) owed to U.S. Customs. In addition, we have disclosed that amounts in excess of those accrued may be owed — i.e., potential penalty amounts — and have also disclosed our assessment of the range of such additional loss amounts (up to 100% of the duty owed). With respect to other potential negative ramifications that we believe are reasonably possible (such as additional fines, penalties or measures from U.S. Customs or other governmental authorities), we have disclosed that such losses are possible, but we cannot currently estimate the amount of loss (or range of loss), if any, in connection therewith. As a result, we intend to clarify and expand our disclosure set forth in Note 10 to the Notes to Unaudited Consolidated Financial Statements of the June 10-Q, copied below with proposed additional language underlined (modified as appropriate in future periods to the extent our assessment of reasonably possible losses changes):
“The Company expects to complete a voluntary prior disclosure to U.S. Customs identifying certain underpayments of anti-dumping duty, and remit payment of duty not paid, with interest thereon. Accordingly, the Company has recorded charges of approximately: (i) $6,860,000 (which includes approximately $340,000 of interest) for the quarter and year ended December 31, 2010; (ii) $382,000 (which includes approximately $55,000 of interest) for the quarter ended March 31, 2011; and (iii) $55,000 in related interest for the quarter ended June 30, 2011, in each case for duties (or related interest) the Company anticipates will be owed to U.S. Customs by LaJobi in respect of the matters discussed above. All of the foregoing charges were recorded in cost of sales (other than the interest portions, which were recorded in interest expense), and adversely affected gross margins and net (loss)/income for the affected periods. As the Focused Assessment is still pending, it is possible that the actual amount of duty owed for the period covered thereby will be higher upon completion thereof, and in any event, additional interest will continue to accrue on the amounts the Company currently anticipates the Company will owe until payment is made. In addition, it is possible that the Company may be assessed by U.S. Customs a penalty of up to 100% of such duty owed, as well as possibly being subject to additional fines, penalties or other measures from U.S. Customs or other governmental authorities. With respect to the actual amount of duty owed, and additional fines, penalties or other measures, the Company cannot currently estimate the amount of loss (or range of loss), if any, in connection therewith.”

C.	Other Impacts on LaJobi Results of Operations
Please be advised that aside from the accrual of duty amounts, there has been no other impact of the above matters on LaJobi’s results of operations, as is disclosed in Note 10 to the Notes to Unaudited Consolidated Financial Statements of the June 10-Q, as set forth below (underlining added):
“The Company has discontinued the practices that resulted in the charge for anticipated anti-dumping duty, and the Company believes that its ability to procure the affected categories of wooden bedroom furniture will not be materially adversely affected in future periods. The Company is committed to working closely with U.S. Customs to address issues relating to incorrect duties. The Company has also initiated certain enhancements to its processes and procedures in areas where underpayments were found, and is reviewing these and possibly other remedial measures. In addition, there can be no assurance that the Company’s licensors, vendors and/or retail partners will not take adverse action under applicable agreements with the Company (or otherwise) as a result of the matters described above; however, to date, the Company is unaware of any such adverse actions.”
D.	Restatement of Prior Period Financial Statements
Please be advised that the Company concluded that prior period financial statements did not need to be restated based on the analysis set forth below:
As background, note that the Company recorded a cumulative $6.9 million anti-dumping duty charge (including $340,000 of associated interest) in the fourth quarter of 2010 (the period of discovery of the errors), and assessed the materiality of the misstatements in prior period financial statements resulting from the failure to record anti-dumping duty and associated interest amounts in the period commencing on April 2, 2008, the acquisition date of LaJobi’s assets by the Company, through December 31, 2010, the end of the period during which the underpayment was discovered (the “Period”). The charge recorded represents a rate of 216% applied to aggregate LaJobi inventory purchases of approximately $3.1 million during the Period. Please note that total LaJobi inventory purchases for the Period were approximately $174.7 million (thus the purchases subject to misstatement represented 1.78% of the total LaJobi purchases for the Period).

The impact of anticipated anti-dumping duties and related interest during the Period are set forth below:

($000)	Total	2010	2009	2008
Duty charge	6,519	3,071	1,889	1,559
Interest expense	340	55	125	160
Total	6,859	3,126	2,014	1,719
Total (tax effected at 39%)	4,184	1,906	1,229	1,049
Literature/Guidance Considered
In accordance with applicable accounting literature, immaterial errors in prior year financial statements do not require the amendment of previously-filed reports. The SEC states that a matter is considered “material” if there is a substantial likelihood that a reasonable person would consider it important. To gauge importance, issuers should consider the quantitative and qualitative impacts of the error on the financial statements. The following summarizes the Company’s consideration of these impacts in accordance with the SEC Staff Accounting Bulletin (SAB) No. 99, Materiality.
Quantitative Analysis
The Company assessed the quantitative impact of the errors on the Company’s statements of operations.
The table below presents the impact of the misstatements on the consolidated statements of operations for the years ended December 31, 2009 and 2008.

($000)	2009	2008
Pre-tax income (loss) as reported (10-K)	4,543	(144,734)

Income tax benefit as reported	7,162	33,178

Net income (loss) as reported (10-K)	11,705	(111,556)

Additional customs duty, tax effected	(1,229)	(1,049)

Net income, as adjusted	10,476	(112,605)

Basic EPS, as reported (10-K)	$0.55	$(5.23)
Basic EPS, as adjusted	$0.49	$(5.29)
Difference	$0.06	$(0.06)
Difference %	11%	(1.1%)
As is set forth above, with respect to 2008, the variance for net loss and basic EPS was approximately 1%. With respect to 2009, the variance with respect to net income and basic EPS was approximately 11%. As a result of these quantitative factors, as well as the qualitative analysis discussed below, management concluded that these percentage variances (including the 11% net income variance for 2009), did not warrant restatement.

Qualitative Analysis
SAB 99 indicates that the use of a percentage as a numerical threshold to evaluate materiality, such as 5%, may provide the basis for a preliminary assessment that — without considering all relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. SAB 99 indicates that the SEC Staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. SAB 99, however, goes on to say that quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. SAB 99 also indicates that the formulation of materiality in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The U.S. Supreme Court has held that a fact is material if there is “a substantial likelihood that the...fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”
SAB 99 states that an assessment of materiality requires that one view the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information. While the “total mix” includes the size in numerical or percentage terms of misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. SAB 99 also states that materiality concerns the significance of an item to users of a registrant’s financial statements. Specifically the SEC Staff’s interpretive guidance says that “A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.” In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.
In support of management’s conclusion that it was not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the misstatements, and that prior period financial statements did not require restatement, in addition to the quantitative factors discussed above, we considered the following qualitative factors provided by SAB 99 under Item 1, Assessing Materiality:

Factors	Conclusion

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The misstatements arose from items capable of precise measurement — i.e., applicable anti-dumping duty rates.

Whether the misstatement masks a change in earnings or other trends.	The misstatements did not mask a change in earnings (loss) or any other trends of the Company.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	For 2008 and 2009 there were no published earnings estimates of analysts with respect to the Company.

Factors	Conclusion

Whether the misstatement changes a loss into income or vice versa.	Correction of the misstatements would not change a loss into income or vice versa in either 2009 or 2008.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The misstatement concerned LaJobi, one of the Company’s four operating subsidiaries. Although LaJobi plays a significant role in the Company’s operations and profitability, the misstatements relating to anti-dumping duty charges applied to approximately $3.1 million of LaJobi inventory purchases during the Period, as compared to total LaJobi inventory purchases of $174.7 million for the Period (or 1.78%), and consolidated Company inventory purchases during the Period of $466.5 million (or 0.67%).

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	Although the underpayment of anti-dumping duties constituted non- compliance with U.S. Customs regulatory requirements, such noncompliance was the result of misconduct of which the Company’s senior management and LaJobi financial staff were unaware.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	Any non-compliance with the provisions of the Company’s credit agreement arising from specified LaJobi matters are being addressed in the negotiation of a permanent waiver and amendment to such agreement (which was subsequently executed as of March 30, 2011), as is discussed in detail elsewhere in the response to this comment letter.

Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	Any increase in management’s compensation resulting from the misstatements was immaterial, due to the small percentage of product subject to the incorrectly assessed customs duties (as described above) and the limited contribution of the margin of such products.

Factors	Conclusion

Whether the misstatement involves concealment of an unlawful transaction.	As is discussed elsewhere in the response to this comment letter, although the misstatements were the result of misconduct on the part of specified LaJobi employees, the individuals with financial statement responsibility at LaJobi, as well as the Company’s Corporate-level management, were not involved in any concealment of unlawful transactions, as they had no knowledge of the misconduct associated with the underpayments until such underpayments were discovered during the closing period for the fourth quarter of 2010 as part of the preparation for a U.S. Customs focused assessment.
In summary, management’s conclusions that the misstated amounts in each of 2008 and 2009 were immaterial focused on the following qualitative factors: (i) the misstatements relating to anti-dumping duty charges applied to approximately $3.1 million of LaJobi inventory purchases during the Period, as compared to total LaJobi inventory purchases of $174.7 million for the Period (or 1.78%) and consolidated Company inventory purchases during the Period of $466.5 million (or 0.67%); (ii) the misstatements resulted from improper vendor arrangements the establishment of which pre-dated the acquisition of LaJobi’s assets by the Company, and that neither the financial team at LaJobi, nor Corporate management, had knowledge of the misconduct associated with these arrangements; (iii) the misstatements did not constitute an attempt to mask financial results; (iv) correction of the misstatements would not change a loss to income or vice versa; and (v) there were no published earnings estimates of analysts with respect to the Company during the Period.
Management Conclusion
As stated in the accounting literature, if an error that existed in the prior year was not discovered until the current year, a separate analysis of the financial statements of the prior year (and any other prior year in which previously undiscovered errors existed) would need to be performed to determine whether such prior year financial statements are materially misstated. If that analysis indicates that the prior year financial statements are materially misstated, they would need to be restated in accordance with Statement 154. Management concluded, however, that, after considering the quantitative and qualitative factors set forth above, the misstatements were not deemed to be material to either the 2009 or 2008 financial statements. Accordingly, management concluded that no restatements with respect thereto were required.
E.	Indicators of Impairment of LaJobi Intangibles
LaJobi’s intangible assets consist of trade names, which are indefinite-lived intangible assets, and customer relationships and royalty agreements, which are definite-lived intangible assets.

With respect to the LaJobi trade names, in accordance with the applicable FASB standard, indefinite-lived intangible assets are reviewed for impairment at least annually, and more frequently if a triggering event occurs indicating that an impairment may exist. The Company’s annual impairment testing is performed in the fourth quarter of each year. Testing for impairment of trade names is based on whether the fair value of such trade names exceeds their carrying value. The Company determines fair value by performing a projected discounted cash flow analysis. The Company tested the LaJobi trade names recorded on its consolidated balance sheet as of December 31, 2010 as part of such annual assessment for 2010. As the fair value of such trade names exceeded their carrying value, there were no impairments to LaJobi trade names as of December 31, 2010. With respect to LaJobi’s intangible assets with definite lives, such assets are amortized over their estimated useful lives and are tested if events or changes in circumstances indicate that an asset may be impaired. LaJobi’s definite-lived intangible assets were tested for impairment as part of its annual assessment of intangibles in the fourth quarter of 2010. In testing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows anticipated from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment charge is recognized in an amount equal to the difference between the asset’s fair value and its carrying value. As the fair value of the LaJobi definite-lived intangible assets exceeded their carrying value, there were no impairments to LaJobi definite-lived intangible assets as of December 31, 2010.
Given the relatively confined nature of the customs issues discussed herein, including in paragraph C. above, the Company determined that no revisions to the discounted cash flow analyses used in the determination of the fair values of definite and indefinite-lived LaJobi intangible assets described above were warranted, and as a result, no impairments to LaJobi intangible assets were deemed to be required.
8.	You ceased making direct payments to L&J Industries in June 2010, when you became aware that L&J Industries had ceased operations. However, you continued to pay for the services of approximately 26 of the former employees of L&J Industries. You believe that the payment and other practices with respect to quality control, compliance and certain other services in Hong Kong, China, Vietnam and Thailand violated civil laws and potentially violated criminal laws in these jurisdictions. You have established interim arrangements which you believe are currently in compliance with applicable requirements in such jurisdictions. Please address the following:
•	Please disclose how you are compensating the individuals whose services you continue to use; and

•	Please clarify whether amounts have been accrued related to your expected violations. If there is at least a reasonable possibility that a loss may have been incurred, you should disclose this and also the amount of the loss or range of possible loss or state that such a loss cannot be estimated. Refer to ASC 450-20-50.
Response
Please be advised of the following disclosure contained in Note 10 to the Notes to Unaudited Consolidated Financial Statements of the June 10-Q, under paragraph (a) thereof (underlining added), which we believe addresses the Staff’s comments above:
“The Company has completed an internal investigation of its Asia payment and staffing practices and believes that its payments into Thailand may have violated a criminal law in that country that requires certain disclosures in connection with wire transfers into that country, and that its employment practices likely violated a criminal law in Hong Kong, in the category of a petty violation, that requires registration by foreign companies doing business in that country. In addition, the Company may have violated certain foreign regulatory, administrative and civil laws in connection with its payment and employment practices in Asia. However, the Company currently does not believe that such matters (individually or in the aggregate) will have a material adverse effect on the Company, and has not accrued any amounts to date in connection therewith. See “SEC Informal Investigation” below.

LaJobi has since discontinued the above-described manner of paying individuals providing such services in the PRC, Hong Kong and Thailand, and has taken corrective action by establishing interim arrangements (i.e., retaining the services of such individuals through a third-party outsource agency) which it believes are currently in compliance with applicable requirements in such jurisdictions, and is in the process of establishing subsidiaries in the PRC and Thailand through which the Company intends to directly employ the quality control individuals in these jurisdictions in the future. Although we believe that once these subsidiaries are fully established, the Company will be in compliance with applicable laws of the relevant Asian countries, no assurance can be given that applicable governmental authorities will concur with such a view and will not impose taxes or penalties or other measures with respect to staffing practices prior thereto.”
At any time management believes that, based on available information, it is at least reasonably possible that a material loss will be incurred as a result of the matters discussed in the Staff’s comment, we will at such time disclose an estimate of the possible loss or range of loss, either individually or in the aggregate, as appropriate, if such an estimate can be made, or disclose that an estimate cannot be made. Based on our assessment of such matters to date, no such disclosures are necessary.
9.	On page 27, you disclose that your Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 reported that payments were made by LaJobi, Inc. to L&J Industries. However, while the reported amounts were correct, all or a portion of such payments were actually made by LaJobi, Inc. to individuals in Hong Kong, China, Vietnam and Thailand providing such services rather than to L&J Industries. Please tell us what impact your discovery that your disclosures were incorrect had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.
Response
Please be advised that, although the Company incorrectly described in its quarterly reports for the first three quarters of 2010 that certain payments were made by LaJobi entirely to L&J Industries (when in fact all or a portion of such payments were actually made by LaJobi to specified individuals), the reported amount of the payments made by LaJobi for all services of all individuals retained by LaJobi in Asia for the periods in question was correct (and aggregated approximately $800,000).
With respect to management’s assessment of the magnitude of the actual and potential misstatements which could have occurred as a result of these errors, management concluded that they did not and could not have risen to a level greater than ‘inconsequential’ either individually or in the aggregate. In reaching this conclusion, the following key points were considered:
•	Management concluded that the actual errors, individually and in the aggregate, had no impact on the Company’s consolidated financial statements for the relevant periods, as the amounts reported were correct.

•	Management determined that the actual misstatements and the misstatements which could have potentially occurred were essentially the same (and in addition, as described above, related to an aggregate amount of $800,000), and therefore, the assessment of the magnitude of the misstatements that could have occurred, individually and in the aggregate, would have no impact on the Company’s consolidated financial statements for the relevant periods.
•	Existing compensating controls were operating effectively at a level of precision that we believe would, individually or in combination, result in the prevention or detection of a misstatement that was material to the Company’s annual or interim consolidated financial statements.
Based on the evaluation and conclusions outlined above, management responsible for establishing and maintaining internal controls concluded that appropriate disclosure controls and procedures were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In addition, although our independent auditors are not a component of our internal control environment, note that such auditors provided an unqualified attestation report on the Company’s internal control over financial reporting for the year ended December 31, 2010. Accordingly, we believe the errors in our disclosure cited in the Staff’s comment were immaterial, and did not change our conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting for the relevant periods.
Please also be advised that, as set forth elsewhere in the response to this comment letter, the Company has changed its method of compensating the relevant individuals (and its disclosure has been updated to reflect this fact). As a result, management believes that all deficiencies that led to the disclosure errors have been remediated.
10.	In regards to the complaint filed on March 22, 2011, please clarify whether amounts have been accrued. If you determined that there is at least a reasonable possibility that a loss may have been incurred, please disclose this and also the amount of loss or range of possible loss or state that such a loss cannot be estimated. Refer to ASC 450-20-50.
Response
Please be advised of the following disclosure contained in Note 10 to the Notes to Unaudited Consolidated Financial Statements of the June 10-Q, under paragraph (c) thereof:
“The Company intends to defend the Putative Class Action vigorously, and has notified its insurance carriers of the existence of the action; however, no amounts have been accrued in connection therewith, although legal costs are being expensed as incurred.”
At any time management believes that, based on available information, it is at least reasonably possible that a material loss will be incurred as a result of the matters discussed in the Staff’s comment, we will at such time disclose an estimate of the possible loss or range of loss, either individually or in the aggregate, as appropriate, if such an estimate can be made, or disclose that an estimate cannot be made. Based on our assessment of such matters to date, no such disclosures are considered necessary.

11.	You are party to various copyright, patent and trademark infringement, unfair competition, breach of contract, customs, employment and other legal actions incidental to your business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially adversely affect your consolidated results of operations, financial condition or cash flows. Please confirm that you considered these matters in the aggregate in addition to individually in making the determination that the amount of the ultimate liability will not materially adversely affect your consolidated results of operations, financial condition or cash flows.
Response
We confirm that we considered the matters set forth above in the aggregate in addition to individually in making the determination that the amount of the ultimate liability will not materially adversely affect our consolidated results of operations, financial condition or cash flows. In connection therewith, please note the following updated disclosure included on p. 23 of Note 10 to the Notes to Unaudited Consolidated Financial Statements of the June 10-Q (underlining added):
“In addition to the proceedings described above, in the ordinary course of its business, the Company is from time to time party to various copyright, patent and trademark infringement, unfair competition, breach of contract, customs, employment and other legal actions incidental to the Company’s business, as plaintiff or defendant. In the opinion of management, the amount of ultimate liability with respect any such actions that are currently pending will not, individually or in the aggregate, materially adversely affect the Company’s consolidated results of operations, financial condition or cash flows.”
Exhibits and Financial Statement Schedules, page 87
12.	We note that you incorporate the Amended and Restated Credit Agreement, Exhibit 4.2, and the Second Amendment to Amended and Restated Credit Agreement, Exhibit 4.5, by reference to previously filed Exchange Act filings. However, it does not appear that you have filed all the schedules and exhibits to these agreements when you initially filed them. If these schedules and exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file these exhibits in full, including all schedules and exhibits. Additionally, in future filings, please file credit agreements in the Exhibit 10 category.
Response
Please be advised that, as has been reported in our Current Report on Form 8-K, filed on August 10, 2011, and again in the June 10-Q, the credit agreement referred to in the above comment was amended and restated in its entirety as of August 8, 2011. In connection therewith, we filed such amended and restated agreement in full, with all schedules and exhibits, as Exhibit 10.46 to such 8-K (and incorporated such agreement by reference in the June 10-Q). In future filings, we will file all credit agreements in the Exhibit 10 category, including the superseded ones referred to in the Staff’s comments above until they can be removed from the exhibit list in accordance with Rule 601 of Regulation S-K, but respectively submit that attaching exhibits and schedules to such superseded agreements would at this point result in the incurrence of additional expense without providing useful information to shareholders.

Form 10-Q for the Fiscal Quarter ended March 31, 2011
General
13.	Please address the above comments in your interim filings as well, as applicable.
Response
Please be advised that we will address the above comments in our interim filings, as applicable.
Note 13 — Subsequent Events, page 21
14.	On April 27, 2011, you received a letter on behalf of the landlord demanding payment of specified amounts claimed to be owed to such landlord by your former U.S. Gift business. The demand letter alleges, among other things, that The Russ Companies, Inc. failed to pay specified rent and other additional charges in an aggregate amount of approximately $5.9 million and demands payment from you of all such amounts. Please clarify whether you have accrued amounts related to this matter. If you believe that there is at least a reasonable possibility that a loss may have been incurred, please disclose this and also the amount of the loss or range of possible loss or state that such a loss cannot be estimated. Refer to ASC 450-20-50.
Response:
Please be advised that in preparing our financial statements and the related disclosures of loss contingencies, we consider the guidance in ASC 450-20-50, Accruals for Loss Contingencies. Disclosure of a loss, or a loss contingency, arising after the date of an entity’s financial statements but before those financial statements are issued, may be necessary to keep the financial statements from being misleading if an accrual is not required. If disclosure is deemed necessary, the financial statements shall include both the nature of the loss or loss contingency and an estimate of the amount or range of loss or possible loss or a statement that such an estimate cannot be made. Accordingly, as the demand letter was received on April 27, 2011, no accruals with respect thereto were made as of March 31, 2011. Disclosure of the receipt of the demand letter, the claims contained therein, and our assessment of potential liability with respect thereto is contained in the Subsequent Event Note of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. During the quarter ended June 30, 2011, an accrual in connection with this matter was recorded, which accrual is explained in more detail below.
In assessing whether a loss or range of loss can be estimated for a given contingency, including, where applicable, a contingency in excess of a recorded accrual, we work with legal counsel to determine whether the facts and circumstances provide any reasonable basis for developing such an estimate. In making this judgment, the Company considers, among other factors: (i) the nature of the litigation, claim, or assessment; (ii) how far the matter has progressed, both as to the investigation or discovery of the facts, and as to the application of law or legal precedent to the facts; (iii) how many possible outcomes exist; (iv) whether an adverse outcome may give rise to similar claims by others; (v) our experience or the experience of other entities with similar matters; (vi) our communications with regulatory bodies; and (vii) whether the financial impacts of the possible outcomes that we have identified can be reasonably quantified. If, based on these considerations, a conclusion is reached that an estimate of possible loss or range of loss cannot be made, our disclosures reflect such conclusion.

Based on the foregoing, we believe that our disclosures with respect to the TRC lease obligation, as described below, comply with the requirements of ASC 450-20-50. Specifically, please be advised of our updated disclosure with respect to such contingency, found in Note 10 of the Notes to Unaudited Consolidated Financial Statements of the June 10-Q, in paragraph (e) thereof, and copied below, which contains disclosure of the accrual taken, the assumptions made in connection with the amount of the accrual, and a statement that as a result of our current inability to assess the amount of any potential liability with respect to the Repair Charges, our total liability with respect to such matter cannot be estimated at this time (underlining added):
“In connection with the sale of KID’s former gift business in December 2008 (the “Gift Sale”), KID and Russ Berrie U.S. Gift, Inc. (“U.S. Gift”), KID’s subsidiary at the time (and currently a subsidiary of TRC), sent a notice of termination with respect to the lease (the “TRC Lease”), originally entered into by KID (and subsequently assigned to U.S. Gift) of a facility in South Brunswick, New Jersey. Although the TRC Lease became the obligation of TRC (through its ownership of U.S. Gift), KID remains potentially obligated for rental and other specified payments due thereunder (to the extent they are owed but have not been paid by U.S. Gift). On April 27, 2011, KID received a letter on behalf of the landlord under the TRC Lease (the “TRC Landlord”) demanding payment by KID of specified rent and other additional charges allegedly owed by U.S. Gift in an aggregate amount of approximately $5.9 million (including, among other things, approximately $3.8 million in rent and other charges for periods subsequent to the effective date of the termination of the TRC Lease (December 23, 2010), for which KID does not believe it is responsible, and approximately $1.0 million in specified repairs (“Repair Charges”)).
On July 18, 2011, the TRC Landlord filed a complaint in the Superior Court of New Jersey Law Division: Middlesex County, alleging that KID, having agreed via an assignment agreement to remain liable for the obligations of the tenant under the TRC Lease, has breached the TRC Lease and such assignment by failing to pay rent and other charges due and owing pursuant to the TRC Lease, in an aggregate amount of approximately $12 million as of June 11, 2011. The complaint also demands payment of costs in an unspecified amount, including late charges, pre-judgment interest and the TRC Landlord’s attorneys fees in connection with the action. The complaint provides no itemization of the amounts claimed to be due and owing under the TRC Lease; however, KID believes that such amounts likely reflect amounts specified in the demand letter, plus similar amounts accrued from the date of such letter through June 11, 2011 (although there can be no assurance that this is the case). KID believes that any liability it may have under the TRC Lease expired upon the date of its termination. To the extent that: (i) the rental and related amounts due and owing by U.S Gift under the TRC Lease for periods on or prior to the termination date thereof (“Pre-Termination Amounts”) are in fact due and owing, and no further amounts in respect of the TRC Lease are paid by the estate of TRC or U.S. Gift; (ii) no accommodation with respect to Pre-Termination Amounts is secured from the TRC Landlord; (iii) KID’s potential defenses to payment of Pre-Termination Amounts are not accorded any weight; (iv) KID is not required to pay any rental or related amounts other than Pre-Termination Amounts, and (v) no amounts paid in respect thereof by KID are reimbursed by TRC’s bankrupt estate, we currently estimate that KID’s potential liability for rental and related amounts under the TRC Lease is approximately $1.1 million and, accordingly, we have accrued such amount for the three and six month period ended June 30, 2011. With respect to the alleged Repair Charges, KID is currently unable to assess its potential liability therefor, if any, under the Lease. As a result, the aggregate amount of any payments that may potentially be required to be made by KID with respect to the TRC Lease cannot be ascertained at this time.”

Management’s Discussion and Analysis
Recent Developments
TRC Matters, page 25
15.	As a result of various indicators in 2009, you tested for impairment of your 19.9% investment in The Russ Companies, Inc. and critically evaluated the collectability of your $15.3 million note receivable. As a result of this review, you determined that your investment in The Russ Companies, Inc. was other than temporarily impaired and also recorded a $10.3 million charge to reserve against the difference between the note receivable and deferred revenue liability recorded related to The Russ Companies, Inc. These disclosures indicate that you recorded a reserve against the net amount owed rather than the full note receivable amount. Please advise. Please tell us what the deferred revenue liability relates to. Please also confirm there are no other receivables recorded as of March 31, 2011 from The Russ Companies, Inc. which have not been fully reserved, including whether there are any receivable recorded related to the license agreement.
Response
By way of background, please be advised that the aggregate purchase price payable by The Russ Companies, Inc., the buyer of our former gift business (the “Buyer”), for such business was: (i) 199 shares of the Buyer’s Common Stock, representing a 19.9% interest in the Buyer after consummation of the transaction, and (ii) a subordinated, secured promissory note issued by the Buyer to us in the original principal amount of $19.0 million (the “Seller Note”). This consideration was recorded at fair value as of December 23, 2008 (the date of consummation of the transaction) at approximately $19.8 million in the aggregate, consisting of a Note Receivable of $15.3 million and an Investment of $4.5 million on our consolidated balance sheet.
In addition, as part of the gift business sale, our newly-formed, wholly-owned Delaware limited liability company (the “Licensor”) executed a five-year license agreement (the “License Agreement”) with the Buyer, pursuant to which the Buyer was required to pay the Licensor a fixed, annual royalty equal to $1,150,000. The initial annual royalty payment was payable in one lump sum on December 31, 2009. Thereafter, royalties were due quarterly at the close of each three-month period during the term. Among other provisions of the License Agreement, if the Buyer had not purchased the intellectual property subject thereto by the end of such agreement’s term, the Licensor was entitled to require the Buyer to purchase such intellectual property for $5.0 million. In connection with the execution of the License Agreement, we recorded a deferred revenue liability of $5.0 million. The deferred revenue liability is the difference between the consideration allocated to the trade names licensed to the Buyer under the License Agreement and the fair value of the license agreement.
The consideration received from the gift business sale was reviewed for impairment indicators on a quarterly basis. In connection with the preparation of our financial statements for the second quarter of 2009, a series of impairment indicators emerged in connection with the Buyer. These indicators included the impact of current macro-economic factors on the Buyer, the deterioration of conditions in the gift market, and other Buyer- specific factors, including declining financial performance, operational and integration challenges and liquidity issues. As a result of these impairment indicators, we tested for impairment our 19.9% investment in the Buyer and critically evaluated the collectability of the Note Receivable. As a result of this review, among other things, we determined that our 19.9% investment in the Buyer was other than temporarily impaired and recorded a non-cash charge of approximately $4.5 million against this asset (representing full impairment thereof). We also recorded a net charge in the amount of $10.3 million, which represented: (i) a full reserve of the entire $15.3 million Note Receivable, and (ii) the reversal of the $5.0 million deferred revenue liability established with respect to the License Agreement, which reversal was determined to be appropriate in light of the impairment of the investment and the full reserve of the Note Receivable.

As of March 31, 2011, the Company has not carried any receivables or assets in connection with the Buyer that were not either impaired or fully reserved, and there are no receivables recorded related to the License Agreement.
Definitive Proxy Statement on Schedule 14A filed June 9, 2011
Compensation Discussion and Analysis, page 25
Operation of the 2010 IC Program, page 31
Establishing Corporate Objectives and Calculating the Corporate Component, page 32
16.	We note that you have not disclosed your target levels for the corporate component of the IC Program because you believe such disclosure will cause competitive harm to the company. Please provide your analysis supplementally as to how you would be competitively harmed if the specific corporate performance goals or targets for the IC Program were disclosed, using the standard that would apply if you were requesting confidential treatment of information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. Please disclose the threshold, target and maximum performance levels for each performance goal or target. See Item 402(b)(2)(v) and (vi) of Regulation S-K. In the event that you determine that disclosure of future target levels would result in competitive harm to the company pursuant to Securities Rule 406 or Securities Exchange Act Rule 24b-2, please discuss how difficult it will be for you to achieve the undisclosed target levels. Please refer to Instruction No. 4 to Item 402(b).
Response
Please be advised that the Company does not believe it is necessary or appropriate to disclose our targets for the reasons set forth below.
Instruction 1 to Item 402(b) of Regulation S-K provides that the purpose of the Compensation Discussion and Analysis is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers. In accordance therewith, and as part of an extensive discussion of the Company’s compensation policies, the Company has included detailed disclosure with respect to its incentive compensation program (the “IC Program”) in its Proxy Statement for the 2011 Annual Meeting of Shareholders (the “2011 Proxy Statement”).

Specifically, a detailed description of the targets used to measure performance under the corporate component of the IC Program for fiscal year 2010, as well as how such measure is calculated, is disclosed on page 32 of the 2011 Proxy Statement, as follows:
“Corporate objectives for each operational group consist of three separate levels of achievement (“Targets”) with respect to one or several specified measures of operating performance each year, such as operating income, Adjusted EBITDA, etc. (the “Chosen Metric”). Both the Chosen Metric and the Targets required are recommended by the CEO on an annual basis and approved by the Committee. The Chosen Metric for all participant groups during 2010 (and until such time as it is changed) was Adjusted EBITDA (either consolidated or that of a specified operating group, as applicable), which is defined for this purpose as net income before net interest expense, provision for income taxes, depreciation, amortization and other non-cash, special or non-recurring charges (as determined by the Committee). The Committee believes Adjusted EBITDA to be an appropriate metric by which to measure performance because it is a measure of cash flow that provides the flexibility needed to adjust for special circumstances that affect the Company from time to time and therefore provides an opportunity to measure performance from different periods in a more consistent manner. For 2010, the Committee made no adjustments for unusual events in its determination of Adjusted EBITDA for any participant in the IC Program (however, the Committee did use its discretion to award two non-NEO participants in the IC Program the IC Award to which such individuals would have otherwise been entitled had the applicable Target been met). There is no requirement that the Targets be based on or refer to budgeted levels of operating performance, or to any other plan or projection with respect to the Company’s business, although the Targets are typically based on budgets for the relevant year.”
In addition, the Company disclosed the amounts that each NEO was eligible to achieve in the event that each of the threshold, target and maximum levels of Adjusted EBITDA were achieved for the year, as well as amounts actually awarded under this portion of the IC Program, on page 34 of the 2011 Proxy Statement, as follows:
“The following table sets forth information with respect to potential and actual awards under the corporate performance component of the IC Program for the named executive officers during 2010:

					Potential
			Potential	Potential	Award		% of
	Participant	Applicable	Award for	Award for	for Max.	Amount	Base
NEO	Group	%	Min. Target	Target	Target	Awarded	Salary

Bruce G. Crain	Corporate	75%	$63,422	$317,109	$549,656	$0	0%
Guy Paglinco	Corporate	45%	$17,888	$89,438	$134,156	$0	0%
Marc S. Goldfarb	Corporate	50%	$24,991	$124,953	$187,429	$0	0%
Lawrence Bivona	LaJobi	50%	$24,375	$121,875	$182,813	$0	0%
David C. Sabin	Kids Line	50%	$35,625	$178,125	$267,188	$0	0%”

Moreover, the Company has also disclosed how the amounts set forth above were calculated (set forth on pages 31 and 32 of the 2011 Proxy Statement):
“Each participant’s annual base salary multiplied by such participant’s Applicable Percentage equals a number (the “IC Factor”) that is used to determine such participant’s total incentive compensation which may be earned for the relevant year.”
“For most participants (and all NEOs) during 2010, 75% of such participant’s IC Factor was designated the “Part A Amount”. The Targets consisted of the following: (i) a specified minimum level of achievement in the Chosen Metric (the “Minimum Target”) required to earn an amount equal to 20% of a participant’s Part A Amount; (ii) a specified level of achievement in the Chosen Metric in excess of the Minimum Target (the “Target”) required to earn an amount equal to 100% of a participant’s Part A Amount; and (iii) a specified level of achievement in the Chosen Metric in excess of the Target (the “Maximum Target”) required to earn an amount equal to 150% of a Participant’s Part A Amount (other than for Mr. Crain, where achievement of the Maximum Target would entitle him to an amount equal to 65% of his annual base salary, or 173.3% of his Part A Amount). In general, the Minimum Target rewards achievement of a significant percentage of budgeted performance targets (90% of Target in 2010, except for Sassy participants, where 85% of Target was required).”
The Company has also disclosed the portion of total compensation for our NEOs that was represented by short-term incentives, including awards based on Adjusted EBITDA for specified participant groups, found on page 29 of the 2011 Proxy Statement:
“Based on the Summary Compensation Table below, 2010 compensation for the NEOs was allocated as follows:

Base Salary	62.7%
Short-Term Incentives:	0.5%
Long-Term Incentives*	32.8%
Other**	4.0%

*	Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 with respect to issuances of equity awards to the individuals in the table during 2010. These amounts may not correspond to the actual value that will be realized by the NEOs.

**	Primarily reflects the benefits included within the “All Other Compensation” column of the Summary Compensation Table for all NEOs during 2010.”

Finally, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, please be advised that the Company included the following disclosure on pages 32-33 of the 2011 Proxy Statement regarding both how likely the Company believes it to be for the Company to achieve the undisclosed target levels, and the historical levels of actual achievement:
“In general, the Minimum Target rewards achievement of a significant percentage of budgeted performance targets (90% of Target in 2010, except for Sassy participants, where 85% of Target was required). Achievement of the Target generally represents a slight “stretch”, representing how the Company would perform if it achieved budgeted amounts, recognizing that the budgets are generally set at slightly optimistic levels, whereas the Maximum Target is designed to be a true “stretch” goal for the Company or the relevant operational group (120% of Target for all Corporate, Sassy and Kids Line participants, 115% of Target for LaJobi participants and 125% for CoCaLo participants in 2010). From 2005 (the first year that the IC Program was in effect) through 2010, with respect to the corporate objectives, current participant groups achieved performance as follows (where “X” signifies that the Minimum Target was not reached; and a designation of “Min. Target”, “Target” or “Max. Target” signifies that that such respective Target level was either reached or exceeded:

Participant Group	2005	2006	2007	2008	2009	2010
Corporate	N/A	Target	Min. Target	X	Target	X*
Sassy	X	X	X	X	X	Min. Target
Kids Line	Target	Target	Target	X	Target	X
LaJobi	N/A	N/A	N/A	Target	Target	X*
CoCaLo	N/A	N/A	N/A	X	Target	Min. Target

*	Excluding a $6.9 million accrual recorded in the fourth quarter and full year ended December 31, 2010 for anticipated anti-dumping duties and related interest expense anticipated to be owed by LaJobi (the “Customs Charge”), the Corporate and LaJobi participant groups would have achieved the Minimum Target.

The Maximum Target was not achieved by any participant group in any year. Generally, the Company seeks to maintain the relative difficulty of achieving the target levels from year to year.”
The Company believes that the information it has provided regarding fiscal year 2010 awards under the corporate component of the IC Program (including information regarding its intended goal regarding likely achievement, as well as information regarding actual achievement since the program’s inception) provides investors with the material information necessary to understand this component of the program as required by the applicable rules. Adjusted EBITDA measures are not included in the Company’s financial statements, and are not otherwise publicly available, either on a Company-wide basis, or with respect to individual operating units. The Company’s consolidated and participant group targets are established by the Compensation Committee based on the annual forecasts prepared at the individual business unit level, taking into consideration current trends in the industry, customer trends, competitive factors, and anticipated growth from historical operating performance. The Company does not believe that disclosure of the specific targets adopted is material to, or necessary for, a fair understanding of the named executive officers’ compensation for the fiscal year. In addition, the relevant rules are intended to be principles-based. Specific performance targets are neither relevant nor material to gain an understanding of the compensation plan or an assessment of the degree of difficulty of achieving a particular target.

The Company believes that providing Adjusted EBITDA targets for the corporate component of the IC Program could also be construed as a form of guidance. The Company is concerned that financial analysts may use this information, which may or may not be relevant to their analysis, as a basis for valuing the Company’s stock. In addition, such targets may be inconsistent with the Company’s announced business outlook, which provides investors with the Company’s realistic expectations regarding the Company’s financial performance. Given that the Company has disclosed that achievement of the corporate target generally represents a slight “stretch”, and the Company has not always achieved such targets, as is demonstrated by the table above, such a conclusion could create inflated expectations of the Company’s anticipated performance in future years. The Company believes that investors may begin to attempt to extrapolate from the Company’s targets to the Company’s guidance for future fiscal years, which would be both misleading and inappropriate. If and/or when the Company does not meet those expanded expectations, its stock price and thus, its shareholders, could unwittingly suffer.
In addition to the foregoing, please be advised that the Company believes that disclosure of its performance targets for the corporate component of its IC Program would result in substantial competitive injury to the Company primarily because such disclosure would reveal sensitive information about the Company, its individual operating units, its strategic plans and its operational and financial budget not otherwise available, that could be used by our competitors, our customers and potential customers and other third parties to our competitive disadvantage, as well as setting the stage for other negative implications for the Company.
As is set forth on page 32 of the 2011 Proxy Statement, targets with respect to the “corporate component” of the IC Program are typically based on “Adjusted EBITDA” (either consolidated or that of a specified operating group, as applicable), defined as net income before net interest expense, provisions for income taxes, depreciation, amortization, and other non-cash, special or non-recurring charges as determined by the Compensation Committee in its discretion. Such targets are based on consolidated Company Adjusted EBITDA for Corporate participants, while targets for Sassy, Kids Line, LaJobi and CoCaLo participants are based on their respective Adjusted EBITDAs. As a result, disclosure of the targets would provide our competitors, our current and potential customers, our suppliers and other third parties with sensitive and confidential information about our annual strategic goals and forecasts not only for our business as a whole, but for our individual operating units as well, which could be extremely damaging to our competitive position.
Adjusted EBITDA measures are not included in the Company’s financial statements, and are not otherwise publicly available. In recent periods, the Company’s earnings releases and calls have included a discussion of the Company’s consolidated non-GAAP Adjusted net income/(loss) for the most recently-completed quarter (a different non-GAAP measurement than Adjusted EBITDA), and a forward-looking outlook with respect to such measure for the remainder of the year (accompanied by the presentations and reconciliations required by Regulation G). Adjusted EBITDA results are not currently presented, either on a Company-wide basis, or with respect to individual operating units. These targets represent the Company’s confidential internal goals for its business, financial and operational strategies, and are based upon the Company’s confidential operating plans, which, even following the period covered by such plans, is not publicly disclosed by the Company and, if disclosed, could substantially harm the Company’s competitive position in the market, as described below.

Third parties (most notably our competitors, current and potential customers and suppliers) could monitor the publication of our targets to attempt to determine the particular operating units on which the Company is choosing to focus its resources for a given period of time. Even the disclosure of historical targets results in the likelihood of substantial competitive harm as there can be significant overlap in the targets from year to year, and disclosure would provide competitors with greater insight into the strategies used by the Company to drive product development and the business in general that is not otherwise available from other sources. As an example of such competitive harm, assume that introduction of a new product that would significantly increase a particular operating unit’s revenues is planned for the fourth quarter of a particular year (and targets for such year are established on the basis of that plan), but the release of the product is delayed into the following year. The disclosure of the prior year’s revenues (when compared against the targets for that year) could imply the planned introduction of a new product before the Company is ready for the actual product announcement. Savvy competitors could potentially use the early warning to bolster their relationships with the Company’s planned target customers (through reduced pricing or otherwise), or to accelerate their development of a competitive offering.
Moreover, it is important to note that many of our competitors possess a significant amount of knowledge about our business and our customer base. This knowledge, coupled with the ability to determine whether or not we achieve certain of our targets, could position our competitors to evaluate whether our business is susceptible to pricing challenges and to price their own products accordingly. Therefore, disclosure of this information would benefit competitors at a great expense to the Company and its shareholders.
In addition, as our targets are indeed intended to be “stretch” goals (as described above), their disclosure would not present a realistic expectation of the Company’s financial performance and therefore could and most likely would cause confusion in the investment community to the Company’s detriment even when related to completed periods. As described above, such targets may be inconsistent with the Company’s announced business outlook, which provides investors with the Company’s realistic expectations regarding the Company’s financial performance. If the Company is required to disclose target levels of Adjusted EBITDA, the investment community over time could very well conclude that the Company’s actual guidance is not as credible or realistic and that such targets are more indicative of the Company’s true guidance.
Calculating the Individual Goals and Objective Component, page 34
17.	We note that you set individual goals and objectives for each named executive officer in connection with the IC Program. Please detail the elements of individual performance and contribution for each named executive officer that are taken into account when determining the amount to award pursuant to the individual component of the IC Program and how the goals are evaluated against actual performance to reach the amounts awarded. Refer to Item 402(b)(2)(vii) of Regulation S-K.
Response
Please be advised that with respect to the individual component of the IC Program, we include the following disclosure with respect to the elements of individual performance and contribution taken into account when determining the amount of the award, contained on page 34 of the 2011 Proxy Statement under paragraph (c), with underlining added:
“The individual goals and objectives for each participant for each year are determined by the CEO in his sole discretion in the event that the CEO is the participant’s direct supervisor or, in the event that the CEO is not the direct supervisor of the participant, by the CEO in consultation with the participant’s direct supervisor (and by the Committee with respect to Mr. Crain), and may be modified mid-year. The individual goals and objectives are based primarily upon individual performance and activities within each participant’s primary areas of responsibility that the Company wishes to incentivize.

Each participant’s individual goals and objectives are evaluated by the participant’s direct supervisor, who recommends in his/her sole discretion whether and to what extent such goals and objectives have been achieved and what, if any, percentage of the Part B Amount (25% of the IC Factor) has been earned, as approved by the Committee. Subject to the forfeiture provision discussed below, each participant could have earned between 0% and 150% of such participant’s Part B Amount (or 125% of the Part B Amount with respect to Sassy participants and 173.3% of the Part B Amount in the case of Mr. Crain), with respect to this component. Not all goals and objectives are given equal weight in such determination. The individual goals and objectives are intended to be difficult to achieve, representing exemplary performance in areas within and outside of each participant’s daily activities. The particular payout level awarded, if any, in each case depends on the assessment of the applicable supervisor and the Committee as to the degree of achievement attained and performance beyond specified goals, and will account for the difficulty of the particular goal, the scope of responsibility of the applicable individual and the complexity of the required tasks. Mr. Crain’s individual goals and objectives are discussed under “2010 Incentive Compensation for Mr. Crain” below.
Amounts between 100% and 150% of the Part B Amount (125% for Sassy participants, and 173.3% in the case of Mr. Crain) are reserved for superior performance, or for exemplary performance on special initiatives beyond the participant’s daily responsibilities; provided, however, that: (i) eligibility for any potential earnings under this component for all participants will be forfeited if 80% of the Target for the corporate component of the relevant participant group is not achieved; and (ii) for performance of between 80% and 90% of Target for the corporate component of the relevant participant group, participants will be entitled to earn up to a maximum of 25% of the Part B Amount. This provision was added because, although the Company rewards superior individual behavior apart from corporate performance, it was deemed inappropriate to award individuals the maximum potential payout under this component of the IC Program in the event that a minimum level of corporate performance for the year was not achieved. This forfeiture provision was triggered during 2010 with respect to all NEOs other than Mr. Sabin, as Kids Line achieved performance of between 80% and 90% of Target under the corporate component for Kids Line participants. As a result, Mr. Sabin was entitled to earn (and was determined by the Committee to have earned), 25% of his Part B Amount.”

With respect to how the goals are evaluated against actual performance to reach the amounts awarded, please be advised that with respect to the 2010 fiscal year, only one named executive officer received any compensation under the individual goals and objectives component of the IC Program. The Company included disclosure regarding the elements of individual performance and contribution for such named executive officer that were taken into account in determining the applicable individual component award for such officer, as is demonstrated by the following disclosure, found on page 35 of the 2011 Proxy Statement (underlining added):
“The following table sets forth information with respect to potential and actual awards under the individual goals and objectives portion of the IC Program for NEOs participating in the IC Program:

	Max. Amt.	% of Part B	Amount
NEO	Obtainable	Amount Earned	Awarded	% of Base Salary
Bruce Crain (1)	$183,219	0%	$0	0%
Guy Paglinco (1)	$44,719	0%	$0	0%
Marc Goldfarb (1)	$62,476	0%	$0	0%
Lawrence Bivona (1)	$60,938	0%	$0	0%
David C. Sabin (2)	$89,063	25%	$15,000	3.2%

(1)	As a result of the forfeiture provision of the IC Program discussed above, none of Messrs. Crain, Paglinco, Goldfarb or Bivona was entitled to, nor did any such individual receive, any payment under the individual goals and objectives component and, as a result, the Committee did not ascertain what percentage of such component had been otherwise achieved by the relevant individuals.

(2)	As Kids Line achieved between 80% and 90% of Target with respect to the corporate component of the IC Program, Mr. Sabin was entitled to a maximum of 25% of his Part B Amount. Mr. Sabin’s performance was evaluated against approximately six personal goals relating to new category, customer and channel development, as well as achievement of additional synergies between Kids Line and CoCaLo. After taking into account his performance over the range of applicable categories, which the Committee determined that he had largely achieved, the Committee determined to award Mr. Sabin the maximum amount for which he was entitled under this component of the IC Program after application of the forfeiture provision described above.”
As footnote (1) above indicates, because none of Messrs. Crain, Paglinco, Goldfarb or Bivona was entitled to any payment under the individual goals and objectives component for 2010, the Compensation Committee did not ascertain what percentage of such component had been otherwise achieved by the relevant individuals. With respect to Mr. Sabin, however, who was entitled to a maximum of 25% of amounts to which he would otherwise be entitled under this component of the IC Program, we disclosed the elements of his individual performance and contribution that were taken into account when determining the amount to award, and how such goals were evaluated against actual performance to reach the amounts awarded (see the underlined provisions of footnote 2 above).
With respect to the 2009 fiscal year, most of our named executive officers were awarded compensation in connection with this component of the IC Program. In connection therewith, in the footnotes to the table set forth below, we disclosed the separate elements of individual performance and contribution for each named executive officer that were taken into account when determining the amounts awarded, as well as how the goals were evaluated against actual performance to reach the amounts awarded. With respect thereto, please note the following disclosure found on page 30 of the Company’s Proxy Statement with respect to the 2010 Annual Meeting of Shareholders:

“The following table sets forth information with respect to potential and actual awards under the individual goals and objectives portion of the IC Program for NEOs participating in the IC Program (other than Mr. Levin, whose IC Award potential for 2009 did not include an individual goals component):

	Max. Amt.	% of Part B
NEO	Obtainable	Amount Earned	Amount Awarded	% of Base Salary
Bruce Crain (1)	$178,750	100%	$103,125	18.8%
Guy Paglinco (2)	$25,341	100%	$29,813	11.3%
Marc Goldfarb (3)	$61,125	100%	$40,750	12.5%
Lawrence Bivona (4)	$56,250	109%	$40,900	13.6%
Anthony Cappiello (5)	$66,188	N/A	N/A	N/A

(1)	Mr. Crain’s performance was evaluated against a series of objectives that were grouped under five different categories: Operational Efficiencies; Strategic Organic Growth; Financing and Investor Relations; Management Development and Reporting; and Strategic Alternatives. His performance on these objectives ranged from 50% to 150%, and after taking into account his performance over the range of applicable categories, the Committee determined to award Mr. Crain 100% of his Part B Amount.

(2)	Mr. Paglinco’s performance was evaluated against approximately ten personal goals relating to financial management, internal and external financial reporting, and expense management. The Committee determined that Mr. Paglinco had largely achieved his goals, and had also achieved other objectives not previously specified, and awarded Mr. Paglinco 100% of his Part B Amount with respect to individual goals and objectives.

(3)	Mr. Goldfarb’s performance was evaluated against ten personal goals relating to strategic objectives, quality and safety compliance, human resources, investor relations and legal activities, including expense management. The Committee determined that Mr. Goldfarb had largely achieved his goals, and had also achieved other objectives not previously specified, and awarded Mr. Goldfarb 100% of his Part B Amount with respect to individual goals and objectives.

(4)	Mr. Bivona’s performance was evaluated against eight personal goals relating to sales initiatives, expense management, quality and safety compliance and inventory management. The Committee determined that Mr. Bivona had largely achieved his goals (and exceeded them in some categories), and together with overall strong performance at LaJobi, awarded Mr. Bivona 109% of his Part B Amount with respect to individual goals and objectives.

(5)	Mr. Cappiello was no longer employed by the Company at the time of payment of amounts earned under the IC Program for 2009. As a result, Mr. Cappiello was not entitled to and did not receive any payment thereunder.”
We intend to continue to include similar disclosure in any future period in which awards are made to any named executive officer under this component of the IC Program.
Equity Awards, page 36.
18.	Please explain how you determine the dollar value of equity awards for each named executive officer. Refer to Item 402(b)(1)(v) of Regulation S-K.
Response
Please be advised that the determination of the dollar value of equity awards for each named executive officer is typically determined as follows.

As is discussed on pages 27 and 28 of (and elsewhere in) the Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders, during 2007, James F. Reda and Associates, LLC (“REDA”) was retained by the Compensation Committee to review, among other things, proposed equity grants for the Company’s executives as part of a broader executive compensation market study prepared for the Committee by REDA. In connection with such study, REDA established long term incentive multiples (“LTI Multiples”) for specified Company executive positions, based on multiples applicable to various high-level executive positions measured in their study. With respect to Company executive positions not measured in REDA’s study, LTI Multiples were established based on typical market relationships between the CEO, the measured positions, and the Company’s non-measured positions (taking into account individual Company and position circumstances, as well as salary band information). Such LTI Multiples were then applied to current salaries of the Company’s executives, including its NEOs, in order to determine aggregate market-based equity grant values for such executives. In addition, with respect to the form of grants, burn rate calculations were used by REDA to recommend a 75%/25% split between option grants and full value awards. Award levels were value-based, using a Black-Scholes Merton options pricing model for options, and the fair market value of the Company’s common stock on the date of grant for full value awards. We intend to add disclosure describing this procedure, as is detailed in our response to comment 19 below.
Subsequent to REDA’s original study, management and the Compensation Committee have continued to use the LTI multiples established by REDA in 2007 for Company executives, including the NEOS, as a baseline for their equity grant analysis each year. As is stated on page 30 of the 2011 Proxy Statement, under the caption “Role of Management”, we state that “With respect to equity grants, the CEO makes recommendations to the Committee as to appropriate grant levels for executives. In making these recommendations, the CEO is advised by the other senior executives with respect to those executives that do not report directly to him. The Committee reviews the appropriateness of the recommendations of the CEO with respect to the foregoing and accepts or adjusts such recommendations in light of the “considerations” applicable to the relevant element of compensation.”
In connection therewith, the CEO prepares annual equity grant recommendations (for all executives and NEOs, including himself) for presentation to the Compensation Committee. Such recommendations begin with an analysis of whether the LTI Multiples require adjustment based on the current circumstances applicable to the Company or to the individual NEO or other executive in question. With respect to 2010, a 40% across-the-board reduction in LTI Multiples was recommended as a result of the significantly reduced Black Scholes valuation from the time the LTI Multiples were originally established (in order to prevent unwarranted dilution). Subsequent to this reduction, an aggregate equity-award value for each NEO and other executive was determined, and a 75% SAR/25% RSU split, consistent with prior years, was applied to determine specific preliminary award recommendations. Additional adjustments are then made to individual awards to “round” the proposed amounts. The CEO then considers whether other modifications should be made to individual grants, based on subjective factors, as follows. As is stated on page 36 of the 2011 Proxy Statement, under the caption “Equity Awards”: “The specific amount of an equity grant to an executive depends on the individual’s position, scope of responsibility, ability to affect profits and shareholder value and the individual’s historic and recent performance, the value of equity awards in relation to other elements of total compensation, as well as the performance of the Company or the relevant operational group.” With respect to the 2010 proposals, other than with respect to Mr. Sabin (who was recommended to receive and received no equity award, as he had received an equity award in December of 2009 in connection with the commencement of his employment), no subjective factors were used to further materially modify the proposed grants for NEOs. Once the final award recommendations are determined by the CEO, the relative appropriateness of the proposed grants is presented to the Compensation Committee for confirmation or further adjustment. With respect to the 2010 grants, the Compensation Committee confirmed the proposals with respect to the NEOs (including the CEO), after an assessment as to the appropriateness of the individual awards based on various metrics including the size of relative grants across business units, a review of total grants to each business unit relative to overall financial contribution of such business unit, comparison to prior grants in size, scope and value, and comparison to budgets and broad-based market studies. We intend to add disclosure describing this procedure, as is detailed in our response to comment 19 below.

19.	We note your disclosure on the bottom of page 36 where you state “[t]he specific percentages utilized were determined using a combination of factors, including the scope of each individual’s responsibilities and performance throughout the year.” Please clarify how these specific percentages fit into your equity compensation determination. For example, clarify whether these percentages refer to a percentage of base salary, the split among types of equity compensation, etc. Additionally, please expand your disclosure to discuss the combination of factors in more detail.
Response
Please be advised that we intend to expand our disclosure on the bottom of page 36 of the 2011 Proxy Statement (as modified for the appropriate period) as follows (proposed added language underlined; proposed deleted language struck):
“In granting equity awards, the Committee typically determines a dollar value of equity awards to grant to each recipient. This dollar value is based on long-term incentive multiples (“LTI Multiples”) previously established for each executive, including each NEO. During 2007, James F. Reda and Associates, LLC (“REDA”) was retained by the Compensation Committee to review, among other things, proposed equity grants for the Company’s executives as part of a broader executive compensation market study prepared for the Committee by REDA. In connection with such study, REDA established LTI Multiples for specified Company executive positions, based on multiples applicable to various high-level executive positions measured in their study. With respect to Company executive positions not measured in REDA’s study, LTI Multiples were established based on typical market relationships between the CEO, the measured positions, and the Company’s non-measured positions (taking into account individual Company and position circumstances, as well as salary band information). Such LTI Multiples are applied to current salaries of the Company’s top executives, including its NEOs, in order to determine market-based equity grant values for such executives. For executives, this dollar value is translated into a number of stock options or SARs based on a Black-Scholes analysis and/or restricted stock or RSUs based on the fair market value of the Company’s common stock on the date of grant. In March of 2010, the NEOs other than Mr. Sabin (who had received an equity award in December of 2009 in connection with the commencement of his employment) received a grant of SARs and RSUs.

In connection with the determination of the amount of such grants, the CEO prepared equity grant recommendations for executives, including all NEOs, for presentation to the Compensation Committee. Such recommendations began with an analysis of whether the established LTI Multiples required adjustment based on the current circumstances applicable to the Company, as well as the individual NEO or other executive in question. With respect to 2010, a 40% across-the-board reduction in such multiples was recommended by the CEO as a result of the significantly reduced Black Scholes valuation from the time the LTI Multiples were originally established (in order to prevent unwarranted dilution). Subsequent to this reduction, an aggregate equity-award value for each NEO and other executive was determined, and a 75% SAR/25% RSU split, consistent with prior years, was applied to determine specific preliminary award recommendations. Additional adjustments were then made to individual awards to “round” the proposed amounts. The CEO then considered whether other modifications were required to be made to individual grants, based on subjective factors. With respect to 2010, other than with respect to Mr. Sabin (who was recommended to receive and received no award in 2010 as a result of the award he received in 2009 in connection with the commencement of his employment), no subjective factors were used to materially modify the proposed grants for NEOs. Once the final award recommendations were determined by the CEO, the relative appropriateness of the proposed grants was presented to the Compensation Committee for confirmation or further adjustment. With respect to the 2010 grants, the Compensation Committee confirmed the proposals with respect to the NEOs, after an assessment as to the appropriateness of the individual awards based on various metrics including the size of relative grants across business units, a review of total grants to each business unit relative to overall financial contribution of such business unit, comparison to prior grants in size, scope and value, and comparison to budgets and broad-based market studies.
The Company granted SARs because such instruments provide greater flexibility to the Company than options, as SARs may be settled in cash, stock or a combination of both. The Committee felt that the amounts of SARs awarded represented a significant and appropriate level of long-term compensation for 2010 in light of the other elements of the 2010 executive compensation program. ~~The specific percentages utilized were determined using a combination of factors, including the scope of each individual’s responsibilities and performance throughout the year.~~ The Company elected to include RSUs as a portion of these grants (approximately 25%) because RSUs create less dilution to shareholders (fewer RSUs as compared to stock options or SARs need to be granted to achieve a specified value), retain their incentive characteristics regardless of movements in the price of the stock and are increasingly becoming a standard part of comprehensive equity awards at other companies with whom the Company may compete for talented executives. Such awards also provide flexibility similar to SARs.”
Form 8-K filed June 22, 2011
20.	On April 20, 2011, The Russ Companies, Inc., the acquirer of the former gift business of Kid Brands, Inc., and The Russ Companies, Inc.’s domestic subsidiaries filed a voluntary petition under Chapter 7 of the United States Bankruptcy Code. On June 16, 2011, the Bankruptcy Court entered an order which, among other things, approves a settlement with the secured creditors of the Debtors. Please tell us the impact of the settlement agreement, if any, on the amounts owed under the lease agreement for which you received a letter demanding payment on April 27, 2011.

Response
Please be advised of the following disclosure, contained in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, under the section captioned “Recent Developments” (and also in Note 12 to the Notes to Unaudited Consolidated Financial Statements) of the June 10-Q, which disclosed the impact of the settlement agreement of amounts owed under the relevant lease:
“In addition, the Settlement provides that the Trustee will cooperate, at KID’s expense, with KID’s efforts to resolve the claim asserted by the landlord under the TRC Lease described above (however, the Settlement does not impact amounts potentially owed to such landlord under the TRC Lease).”
Closing Comments:
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We sincerely hope that we have addressed the Staff’s comments on our filings. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review.
Sincerely,
KID BRANDS, INC.

By:	/s/ Guy A. Paglinco
	Name:	Guy A. Paglinco
	Title:	Vice President and Chief Financial Officer